SHININGBANK
Energy Ltd.

06015523

July 20, 2006

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Material Document – Pre-Acquisition Agreement dated July 13, 2006
2. Material Change Report dated July 18, 2006
3. Press Release dated July 18, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2006-07-20.DOC

SHININGBANK
Energy Income Fund

July 18, 2006 TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy provides update on hedging program

Shiningbank Energy Income Fund ("Shiningbank") today announced additions to its existing hedging program resulting from the proposed acquisition of Find Energy Ltd. ("Find"). In light of the current weakness in natural gas markets, the addition of the new hedge will help to limit exposure to potential short term downturns.

The acquisition of Find is expected to add approximately 22 million cubic feet of natural gas production per day to Shiningbank's gas production portfolio. In keeping with Shiningbank's hedging policy, it has entered into a fixed price swap for 10,000 GJ per day at a price of $6.65 per GJ (approximately $7.01 per mcf) for the period from September 1 through December 31, 2006. This hedge represents approximately half of Find's current natural gas production.

Listed below is a summary of all of Shiningbank's hedge positions as of July 18, 2006:

Crude Oil Hedge Type	Term	Volume	Currency	Swap Price	Collar Floor	Collar Cap
Collar	July 1, 2006 - Dec. 31, 2006	500 Bbl/d 92,000 Total	$USD/Bbl		$55.00	$89.10

Natural Gas Hedge Type	Term	Volume	Currency	Swap Price	Collar Floor	Collar Cap
Collar	April 1, 2006 - Oct. 31, 2006	5,000 GJ/d 1,070,000 GJ	$Cdn/GJ		$7.50	$12.00
Collar	May 1, 2006 - Oct. 31, 2006	10,000 GJ/d 1,840,000 GJ	$Cdn/GJ		$5.50	$9.75
Collar	July 1, 2006 - Mar. 31, 2007	5,000 GJ/d 1,370,000 GJ	$Cdn/GJ		$6.00	$10.05
Collar	July 1, 2006 - Mar. 31, 2007	5,000 GJ/d 1,370,000 GJ	$Cdn/GJ		$6.25	$10.50
Swap	July 1, 2006 - Oct. 31, 2006	5,000 GJ/d 615,000 GJ	$Cdn/GJ	$6.47		
Swap	Sept. 1, 2006 - Dec. 31, 2006	10,000 GJ/d 1,220,000 GJ	$Cdn/GJ	$6.65		

A summary of Shiningbank's hedge positions is maintained on our website under Investor Information – Hedging Summary.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Shiningbank Energy Income Fund (the "Fund")
1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6

2. Date of Material Change:

July 13, 2006

3. News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on July 13, 2006 and would have been received by the securities commissions where the Fund is a "reporting issuer" and the stock exchanges on which the securities of the Fund are listed and posted for trading in the normal course of their dissemination.

4. Summary of Material Change:

Shiningbank Energy Ltd. ("**Shiningbank**"), the Fund and Find Energy Ltd. ("**Find**") entered into an agreement dated July 13, 2006 (the "**Pre-Acquisition Agreement**") with respect to Shiningbank making an offer to acquire, by way of a take-over bid, all of the issued and outstanding common shares of Find (the "**Offer**") in exchange for trust units of the Fund on the basis of 0.465 of a trust unit for each Find share ("**Find Share**").

5. Full Description of Material Change:

Shiningbank will acquire an attractive suite of long-life, liquids-rich natural gas-focused properties in the Pembina area of West Central Alberta, many of which are adjacent to or overlap with its existing properties. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is approximately 4,900 boe/d, approximately 77% of which is natural gas. The addition of the Find properties including the Pembina and Whitecourt areas is a logical extension of Shiningbank's existing west-central Alberta natural gas-focused operations including the core areas of Ferrier/O'Chiese and Whitecourt. Significant undeveloped acreage in the Pembina area will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Transaction highlights:

- The transaction is expected to be accretive to the Fund's cash flow, net asset value and production on a per unit basis;
- The transaction results in the addition of approximately 4,900 boe/d of low operating cost production to the Fund. The Fund maintains an overall natural gas weighting of approximately 77% and improves overall unit operating costs;

- Potential to increase production from the Find properties to over 6,000 boe/d over the next year through tie-in of completed wells;

- Operating costs on the Find properties are lower than the Fund's average costs and averaged $6.09/boe in first quarter 2006;

- Company Interest Proved plus Probable reserves to be acquired by the Fund are estimated at 16.0 million barrels of oil equivalent (71% natural gas), effective March 31, 2006, which reserves estimates are based on the March 31, 2006 reserve evaluation prepared by GLJ Petroleum Consultants Ltd., an independent engineering firm;

- Approximately 74% of the acquired proved plus probable reserves are proved producing reserves as of June 30, 2006;

- The proved plus probable reserve life index of the acquired properties is approximately 8.9 years; and

- The Fund will also add approximately 165,000 net acres of undeveloped land valued at approximately $28.7 million, increasing its current undeveloped land position by approximately 40%.

Based on a total acquisition cost of approximately $443 million, including the assumption of $62 million in debt and working capital deficiency, the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics (using March 31, 2006 reserves) of $25.87/boe of proved plus probable reserves (net of the value of undeveloped land);

- Production acquisition cost of $84,460/boe/d based on 4,900 boe/d (net of the value of undeveloped land); and

- Cash flow multiple of 6.2 times (assuming 2006 strip prices of C$6.55/mcf AECO natural gas and US$75.91/bbl WTI).

Impact of the Transaction on Find

Pursuant to the Offer, shareholders of Find will receive trust units of the Fund which will allow them to continue to participate both in the existing production base built by Find and in the opportunities currently available to the Fund.

Offer

The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Find Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions. In addition, Find has agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Find and Shiningbank has reserved the right to match any competing proposals. Under certain circumstances, Find has agreed to pay a non-completion fee of up to $12 million to Shiningbank. A take-over bid circular detailing the Offer is anticipated to be mailed to shareholders of Find on July 31, 2006, with closing anticipated in early September, 2006.

The Offer has the unanimous support of the Board of Directors of both Shiningbank and Find. FirstEnergy Capital Corp. has provided Find's Board of Directors with its opinion that the consideration to be received by shareholders of Find pursuant to the Offer is fair, from a financial point of view, to shareholders of Find. The Board of Directors of Find has concluded that the Offer is in the best interests of its shareholders and is unanimously recommending that shareholders of Find tender their shares to the Offer.

Holders representing 12.3 million Find Shares or 31.6% of the outstanding Find Shares (on a fully diluted basis), including all directors and officers and certain insiders of Find, have entered into lock-up agreements with Shiningbank whereby they have agreed to tender their Find Shares to the Offer, subject to certain exceptions.

CIBC World Markets Inc. and National Bank Financial Inc. are acting as financial advisors to the Fund in connection with the transaction. FirstEnergy Capital Corp. is acting as financial advisor to Find.

Non-Solicitation Provisions

Pursuant to the Pre-Acquisition Agreement, Find has agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors, employees, advisors, representatives and agents (the "**Representatives**") to do, any of the following:

(a) solicit, facilitate, initiate or encourage or take any action to solicit, facilitate, initiate or encourage (including by way of furnishing information) any inquiries or communications or the making of any proposals or offers that constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), an Acquisition Proposal (as defined below) from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept an Acquisition Proposal;

(b) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Pre-Acquisition Agreement, Find and its Representatives may:

(e) enter into or participate in any negotiations or initiate any discussion with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Pre-Acquisition Agreement, by Find or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreements entered into between Find and Shiningbank (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank as set out below), may furnish to such third party information concerning Find and its business, properties and assets, in each case if, and only to the extent that:

(i) the third party has first made a written bona fide Acquisition Proposal which the Board of Directors of Find determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after receiving the advice of its financial advisor as reflected in the minutes of a meeting of the Board of Directors of Find, would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Find than the Offer; and (3) after receiving the advice of outside counsel as reflected in minutes of a meeting of the Board of Directors of Find, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(ii) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Find provides prompt notice to Shiningbank to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Shiningbank, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Find shall notify Shiningbank orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto)) and the identity of the person making it, if not previously provided to Shiningbank, within 24 hours of the receipt thereof, shall keep Shiningbank informed of the status and details of any such inquiry, offer or proposal and answer Shiningbank's reasonable questions with respect thereto;

(f) comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(g) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors of Find shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Pre-Acquisition

Agreement as contemplated by below and after receiving the advice of outside counsel as reflected in the minutes of the Board of Directors of Find, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under applicable laws and Find complies with its obligations set forth in below and terminates the Pre-Acquisition Agreement in accordance with the provisions set forth below and concurrently therewith pays the Shiningbank Non-Completion Fee (as defined below) to Shiningbank.

If Find receives a Superior Proposal, Find shall give Shiningbank, orally and in writing, at least 48 hours advance notice of any decision by its Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 48 hour period, Find agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 48 hour period Find shall and shall cause its financial and legal advisors to, negotiate in good faith with Shiningbank and its financial and legal advisors to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Find to proceed with the Offer as amended rather than the Superior Proposal. In the event Shiningbank proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the Find Shareholders shall receive a value per Find Share greater than the value per Find Share provided in the Superior Proposal and so advises the Board of Directors of Find prior to the expiry of such 48 hour period, the Board of Directors of Find shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

"**Acquisition Proposal**" means a proposal or offer by a third person (other than by Shiningbank or an affiliate of the Fund), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of Find's assets or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Find Shares whether by way of take-over bid, arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire beneficial ownership of all or a material portion of Find's assets or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Find Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement) and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Find, or its subsidiaries or any proposal, offer or agreement to acquire 20% or more of the assets of Find.

Shiningbank Non-Completion Fee

If at any time after the execution of the Pre-Acquisition Agreement and prior to its termination, any of the following occur:

(a) the Board of Directors of Find: (i) fails to recommend that holders of Find Shares accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to Shiningbank or the Fund, or shall have resolved to do so prior to the time that Shiningbank has taken up at least the Minimum Required Shares (as defined in the Pre-Acquisition Agreement) (the "**Effective Time**"), or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Shiningbank to do so, or upon an Acquisition Proposal being publicly announced or proposed, offered or made to Find or the holders of Find Shares (such affirmation to be made within three (3) business days of such request being made or such Acquisition Proposal being publicly announced, proposed, offered or made, which ever occurs first); excluding in each case above changes or failure relating to a Material Adverse Change (as defined in the Pre-Acquisition Agreement) to the Fund or a material breach or non-performance by Shiningbank or the Fund of its covenants, agreements, obligations, representations and warranties herein;

(b) the Board of Directors of Find shall have recommended that holders of Find Shares deposit their Find Shares under, or vote in favour of, or otherwise accept, an Acquisition Proposal prior to the termination of the Pre-Acquisition Agreement;

(c) prior to expiry of the Offer, a bona fide Acquisition Proposal is publicly announced or made to all or substantially all holders of Find Shares and, at the expiry time of the Offer (the "**Expiry Time**"), such Acquisition Proposal has not expired or been withdrawn and the Minimum Condition (as defined in the Pre-Acquisition Agreement) has not been satisfied;

(d) Find accepts, recommends, approves or enters into any agreement with any person to implement an Acquisition Proposal prior to the Expiry Time of the Offer;

(e) Find is in breach of any of its covenants made in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Find or materially impedes the completion of the Offer or the other transactions contemplated thereby in connection therewith, and Find fails to cure such breach within three (3) business days after receipt of written notice thereof from Shiningbank (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond October 20, 2006); or

(f) Find is in breach of any of its representations or warranties made in the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Find or materially impede the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Find fails to cure such breach within three (3) business days after receipt of written notice thereof from Shiningbank (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond October 20, 2006),

Find shall pay to Shiningbank at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Shiningbank an amount (the "**Shiningbank Non-Completion Fee**") determined as follows:

(i) in the case of paragraphs (a), (b), (d), (e) or (f) directly above, the Shiningbank Non-Completion Fee shall be $12 million and shall be paid within two (2) business days of the occurrence of any such event; and

(ii) in the case of paragraph (c) directly above, the Shiningbank Non-Completion Fee shall be up to an aggregate of $12 million, of which $6 million shall be paid within two (2) business days of the occurrence of such event and $6 million will be payable if the Acquisition Proposal described in paragraph (c) directly above, an amended version of such Acquisition Proposal or another Acquisition Proposal is consummated within six months of the Expiry Time, such amount to be paid concurrently with such consummation.

On the date of the earliest event described above, Find shall be deemed to hold such sum in trust for Shiningbank. For greater certainty, the Shiningbank Non-Completion Fee shall only be required to be paid to Shiningbank once.

Termination and Effect of Termination

The Pre-Acquisition Agreement may be terminated at any time prior to the date that Shiningbank first takes up Find Shares under the Offer:

(a) by mutual written agreement of Shiningbank, Find and the Fund; or

(b) by either Shiningbank or Find, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final; or

(c) by Shiningbank, if the conditions to making the Offer are not satisfied or waived prior to the time specified therein, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Find, if Shiningbank has not mailed the Offer documents to holders of Find Shares prior to July 31, 2006, or such later date as Find may agree to; or

(e) by Find, if Shiningbank has not taken up and paid for the Find Shares deposited under the Offer on or before October 20, 2006; or

(f) by either Shiningbank or Find, if the Offer terminates or expires at the Expiry Time without Shiningbank taking up and paying for any of the Find Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(g) by Shiningbank, if the Shiningbank Non-Completion Fee becomes payable; or

(h) by Find, if the Shiningbank Non-Completion Fee becomes payable and payment thereof is made to Shiningbank, provided however, that in the case of paragraph (c) under the heading "Shiningbank Non-Completion Fee" above, Find shall be entitled to terminate

the Pre-Acquisition Agreement if at the Expiry Time the subject Acquisition Proposal has not expired or been withdrawn and Find shall have paid $6 million of the Shiningbank Non-Completion Fee to Shiningbank; or

(i) by Shiningbank if a Material Adverse Change in respect of Find shall have occurred; or

(j) by Find if a Material Adverse Change in respect of the Fund shall have occurred; or

(k) by Find if Shiningbank or the Fund is in breach of any of their respective representations or warranties contained in the Pre-Acquisition Agreement (without reference to any qualification as to materiality in such representation and warranty) or any covenant contained in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of the Fund or materially impede the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Shiningbank fails to cure such breach within three (3) business days after receipt of written notice thereof from Find (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond October 20, 2006).

The foregoing is a summary of some material portions of the Pre-Acquisition Agreement.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, contact either David Fitzpatrick, President and Chief Executive Officer of Shiningbank, or Bruce Gibson, Vice President Finance and Chief Financial Officer of Shiningbank, at (403) 268-7477.

9. Date of Report:

July 18, 2006

PRE-ACQUISITION AGREEMENT

Among

SHININGBANK ENERGY LTD.

and

SHININGBANK ENERGY INCOME FUND

and

FIND ENERGY LTD.

Dated as of July 13, 2006

PRE-ACQUISITION AGREEMENT

THIS AGREEMENT is made as of the 13th day of July, 2006.

AMONG:

SHININGBANK ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "**Shiningbank**")

- and -

SHININGBANK ENERGY INCOME FUND, an unincorporated open-ended investment trust constituted and formed under the laws of the Province of Alberta (hereafter referred to as the "**Fund**")

- and -

FIND ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta (hereafter referred to as "**Find**")

Background:

(a) Shiningbank is prepared to make the Offer to the shareholders of Find to purchase all of the issued and outstanding Find Shares (including any Find Shares that may be issued after the date hereof upon the exercise of outstanding Find Options and any other rights to purchase or acquire Find Shares) on the terms and subject to the conditions set forth in this Agreement;

(b) the board of directors of Find has, based on, among other things, advice of its financial advisor that the consideration to be received by Find Shareholders under the Offer is fair, from a financial point of view, to the Find Shareholders, unanimously determined that the Offer is in the best interests of Find and the shareholders of Find and that it will unanimously recommend acceptance of such offer to the shareholders of Find and cooperate with Shiningbank with respect to its offer as set forth herein; and

(c) the board of directors of Find has determined that it would be in the best interests of Find and its shareholders for Find to enter into this Agreement.

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

"**Acquisition Proposal**" means a proposal or offer by a third person (other than by Shiningbank or an affiliate of the Fund), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of Find's assets or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the

outstanding Find Shares whether by way of take-over bid, arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire beneficial ownership of all or a material portion of Find's assets or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Find Shares (in all cases other than the transactions contemplated by this Agreement) and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Find, or its subsidiaries or any proposal, offer or agreement to acquire 20% or more of the assets of Find;

"**Act**" means the *Business Corporations Act* (Alberta), as in effect on the date hereof;

"**affiliate**" has the meaning contemplated by the Act;

"**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"**BOE**" means barrels of oil equivalent of natural gas and crude oil converted on the basis of 1 BOE for 6 Mcf of natural gas and "MBOE" means 1,000 BOEs;

"**Business Day**" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"**Canadian GAAP**" means Canadian generally accepted accounting principles applied on a consistent basis;

"**Confidentiality Agreements**" means the confidentiality agreements between Shiningbank and Find dated February 17, 2006 in respect of disclosure of information with respect to Find and July 10, 2006 in respect of disclosure of information with respect to the Fund;

"**Corporate Laws**" means all applicable corporate laws, including those set forth in the Act;

"**diluted basis**" with respect to the number of outstanding Find Shares at any time, means such number of outstanding Find Shares actually issued and outstanding, together with all Find Shares that may be issued on the exercise of all outstanding Find Options and other rights to purchase or acquire Find Shares;

"**Disclosed Information**" means all written information disclosed to Shiningbank (or its agents or representatives) by Find (or its agents or representatives) in respect of the business, operations and affairs of Find or disclosed to Find (or its agents or representatives) by Shiningbank (or its agents or representatives) in respect of the business, operations and affairs of Shiningbank or of any of the Shiningbank Affiliates, as the case may be, at or prior to the date of this Agreement;

"**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Find's or the Find Subsidiary's, as the case may be, title to and interest in its oil and gas assets are derived;

"**Effective Time**" means the time that Shiningbank shall have taken-up at least the Minimum Required Shares pursuant to the Offer;

"**Employee Obligations**" means any obligations or liabilities of Find to pay an amount to or on behalf of its officers, directors, employees and consultants for (i) severance, termination or bonus payments in connection with a

termination of employment or change of control of Find pursuant to any agreements (written or otherwise) or resolution of the board of directors of Find, pension plans or other plans, Find's severance or other policies or otherwise in accordance with applicable law; or (ii) retention bonus payments pursuant to any agreements (written or otherwise) or resolution of the board of directors of Find, any plans of Find, Find's retention or other policies or otherwise in accordance with applicable law;

"**Expiry Time**" means the Initial Expiry Time, unless the Offer is extended in which case it means the expiry time of the Offer as extended from time to time;

"**Find Disclosure Letter**" means the letter of even date herewith from Find to Shiningbank delivered concurrently with this Agreement;

"**Find Financial Statements**" means, collectively, the audited comparative financial statements of Find for the year ended December 31, 2005, the interim unaudited comparative financial statements of Find for the three month period ended March 31, 2006 and, when issued, the interim unaudited comparative financial statements of Find for the six month period ended June 30, 2006;

"**Find Interests**" has the meaning ascribed thereto in Section 6.11;

"**Find Options**" means the outstanding options issued by Find to acquire Find Shares;

"**Find Shareholders**" means holders of Find Shares;

"**Find Shares**" means the common shares in the share capital of Find and includes any Find Shares issued after the date hereof upon the exercise of outstanding Find Options or other rights to purchase or acquire Find Shares;

"**Find Subsidiary**" means 999546 Alberta Ltd.;

"**Find's Debt**" has the meaning ascribed thereto in Section 6.17;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Find Report**" means, collectively, the report of GLJ dated February 22, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find effective December 31, 2005, the report of GLJ dated May 2, 2006 that updates the report dated February 22, 2006 by deducting production for the three months ended March 31, 2006 and applying GLJ's estimate of future prices dated April 1, 2006 and the report of GLJ dated May 2, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find discovered during the three months ended March 31, 2006;

"**Initial Expiry Time**" means 4:30 p.m. (Calgary time) on the later of (i) the first Business Day which falls after the 35th calendar day following the day of the mailing of the Offer Documents to the shareholders of Find (where the first day of such period is the day immediately following the day of such mailing), and (ii) September 1, 2006;

"**Letter Agreement**" means the non-binding letter agreement dated June 30, 2006 entered into between the Fund and Find in respect of the transaction contemplated by this Agreement;

"**material**" when used in relation to the Fund or Find, means a fact, asset, liability, transaction or circumstance, as applicable, concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of the Fund or Find, as the case may be, that: (i) would be reasonably likely to have a significant effect on the value of the Shiningbank Units or Find Shares, as the case may be; or (ii) that would prevent or materially delay completion of the Offer in accordance with this Agreement, or any compulsory acquisition by Shiningbank of the remaining Find Shares which are not taken-up on the Take-Up Date or Second Stage Transaction;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of the Fund or Find, as the case may be, or of their respective subsidiaries that is, or could reasonably be expected to be, materially adverse to the business or operations of Shiningbank and the Shiningbank Affiliates (considered as a whole) or Find and the Find Subsidiary (considered as a whole), as the case may be, other than a change that relates to or arises out of: (i) a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (ii) conditions affecting the oil and gas industry as a whole; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Material Adverse Effect**" in relation to any event or change, means any effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, prospects, business or affairs of Shiningbank and the Shiningbank Affiliates (considered as a whole) or Find and the Find Subsidiary (considered as a whole), as applicable, provided that a Material Adverse Effect shall not include an adverse effect that relates to or arises out of: (i) a matter that has been publicly disclosed or otherwise disclosed in writing to Shiningbank or Find, as applicable, prior to the date hereof; (ii) conditions affecting the oil and gas industry as a whole; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) any change in the market price of crude oil, natural gas or related hydrocarbons;

"**Minimum Condition**" means the condition set forth in paragraph (a) of **Schedule A**, as may be amended from time to time;

"**Minimum Required Shares**" means at least that number of the outstanding Find Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Shiningbank waives the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Find Shares that Shiningbank takes up on the Take-up Date;

"**misrepresentation**" shall have the meaning ascribed thereto under the *Securities Act* (Alberta);

"**NI 51-101**" means National Instrument 51-101 of the Canadian Securities Administrators;

"**Offer**" has the meaning set forth in Section 2.1(a);

"**Offer Documents**" has the meaning ascribed thereto in Section 2.3(a);

"**Outside Date**" means October 20, 2006;

"**Paddock Report**" means the report dated January 28, 2006 (forecast prices and costs) and February 9, 2006 (constant prices and costs) prepared by Paddock Lindstrom & Associates Ltd. that reports on certain reserves attributable to Shiningbank and Shiningbank Limited Partnership as at December 31, 2005;

"**Pre-Tender Agreements**" means agreements between certain holders of Find Shares and Shiningbank pursuant to which such holders agree to tender their Find Shares under the Offer, which agreements will be in the form of **Schedule B** hereto, other than with respect to the agreement with ARC Energy Venture Fund 3 which will be in the form agreed to by ARC Energy Venture Fund 3 and Shiningbank;

"**Representatives**" has the meaning ascribed thereto in Section 10.1(a) hereof;

"**Second Stage Transaction**" has the meaning set forth in Section 4.1;

"**Securities Authorities**" means the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada in which the Offer is made;

"**Securities Laws**" has the meaning set forth in Section 2.3(a);

"**Shiningbank Affiliates**" means the Fund, Shiningbank Holdings Corporation, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank Limited Partnership;

"**Shiningbank Financial Statements**" means, collectively, the audited comparative consolidated financial statements of the Fund for the year ended December 31, 2005, the interim unaudited comparative consolidated financial statements of the Fund for the three month period ended March 31, 2006 and, when issued, the interim unaudited comparative consolidated financial statements of the Fund for the six month period ended June 30, 2006;

"**Shiningbank Interests**" has the meaning ascribed thereto in Section 5.10;

"**Shiningbank Non-Completion Fee**" has the meaning ascribed thereto in Section 12.1;

"**Shiningbank Units**" means trust units in the capital of the Fund;

"**subsidiary**" has the meaning contemplated by the Act;

"**Superior Proposal**" has the meaning set forth in Section 10.1(b);

"**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"**Take-up Date**" means the date that Shiningbank first takes up and acquires Find Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"**Tax Pools**" means undepreciated capital cost of any particular class of depreciable property, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, non-capital losses carried forward, cumulative eligible capital, and investment tax credits, all as defined in the Tax Act; and

"**TSX**" means the Toronto Stock Exchange.

1.2 **Singular, Plural, etc.**

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 **Deemed Currency**

In the absence of a specific designation of any currency, any dollar amount referenced herein shall be deemed to refer to lawful currency of Canada.

1.4 **Headings, etc.**

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 **Date for any Action**

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 **Governing Law**

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7 **Attornment**

Each of the parties hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 **Accounting Matters**

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP applied on a consistent basis.

1.9 **Inclusive Terminology**

Whenever used in this Agreement, the words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive.

1.10 **Interpretation Not Affected by Party Drafting**

The parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable to the interpretation of this Agreement.

1.11 Knowledge

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of Shiningbank or of Find, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the senior officers of Shiningbank or of Find, respectively, after due inquiry, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.12 Incorporation of Schedules

Schedules A, B and C attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	Conditions to the Offer
Schedule B	Form of Pre-tender Agreement
Schedule C	Joint Press Release

ARTICLE 2
THE OFFER

2.1 The Offer

(a) Subject to the terms and conditions set out in this Agreement, Shiningbank shall mail to holders of Find Shares and Find Options as soon as practicable but in any event not later than 11:59 p.m. (Calgary time) on July 26, 2006, (July 31, 2006, if applicable laws in the Province of Quebec require the Offer Documents to be translated into the French language, in which case the parties hereto agree that the dates set out in this Agreement by which either party shall be required to do or perform any act, shall be extended by three (3) Business Days, other than dates required by Securities Laws) an offer to purchase all of the outstanding Find Shares (including any Find Shares that are issued after the date of the Offer and prior to the Expiry Time on the exercise of Find Options or any other rights to purchase or acquire Find Shares), on the basis of 0.465 of a Shiningbank Unit for every one (1) Find Share (the "**Offer**").

The foregoing offer shall be made in accordance with this Agreement, Corporate Laws and Securities Laws and be subject only to the conditions set forth in **Schedule A** hereto and such other conditions as mutually agreed to by the parties hereto (hereinafter referred to as the "**Offer**", which term shall include any amendments to, variations of, or extensions of, such Offer, including, without limitation, any change in the consideration offered for the Find Shares, the removal or waiver of any condition or extension of the date by which Find Shares may be tendered under the Offer by the holder thereof). Shiningbank and Find shall cooperate in making on a timely basis any filings with respect to the Offer, including amendments thereafter as required by Securities Laws or Corporate Laws. Notwithstanding the foregoing, the Offer may provide that the Offer is only being made in jurisdictions where permitted and that Shiningbank Units shall not be delivered to Find Shareholders in any jurisdiction outside of Canada unless such delivery will be in compliance with applicable securities laws of such jurisdiction and only if such delivery does not require the filing of any prospectus, registration statement or similar document by Shiningbank or the Fund, result in any reporting obligations of Shiningbank or the Fund in such jurisdiction or result in any material cost to Shiningbank or the Fund in connection therewith. Shiningbank shall provide Find with a draft copy of the Offer Documents prior to their finalization and shall provide Find with a reasonable opportunity to review and provide comments thereon. Shiningbank shall be entitled to implement a "stop at the border" procedure in respect of Find Shareholders that are resident in the United States of America.

(b) No fractional Shiningbank Units will be issued. Any holder of Find Shares that would otherwise be entitled to 0.5 or more of a fractional Shiningbank Unit will be rounded up to the next whole number of Shiningbank Units. In calculating such fractional interest, all Find Shares held by a registered holder shall be aggregated.

(c) Shiningbank may make the Offer itself, or through one or more subsidiaries and affiliates thereof, or any combination thereof (which, for the purposes hereof, may include a trust, partnership, all of the partners of which are affiliates of Shiningbank or its subsidiaries, or any combination thereof). In the event that any of those entities makes or participates in making the Offer, the term "Shiningbank" as used herein shall include all of those entities, but Shiningbank shall continue to be liable to Find for any default by any such entity in the performance of any of Shiningbank's obligations hereunder.

(d) The Offer shall expire at the Initial Expiry Time, except that the Offer may be extended one or more times, at the sole discretion of Shiningbank, if the conditions thereto set forth in **Schedule A** hereto are not satisfied at the date and time at which the Offer would otherwise expire in accordance with its terms or if such conditions are satisfied or waived at or prior to the time set for expiry of the Offer and Shiningbank has concurrently with or before such extension taken up and paid for all Find Shares then validly tendered (and not properly withdrawn) pursuant to the Offer. In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Shiningbank will extend the Offer for a period of not less than ten (10) days past the Initial Expiry Time pending receipt of such approval. Subject to the satisfaction or waiver of the conditions set forth in **Schedule A** hereto, Shiningbank shall take-up and pay for all Find Shares validly tendered (and not properly withdrawn) pursuant to the Offer on or prior to the time that it is legally required to do so. Each of Shiningbank, the Fund and Find shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(e) Shiningbank may, in its sole discretion, amend or extend, vary or waive any term or condition of the Offer, provided that Shiningbank shall not, without the prior consent of Find, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Find Shares on a diluted basis, impose additional conditions to the Offer except for those conditions set forth in **Schedule A** hereto, decrease the consideration to be paid for each Find Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the provisions hereof), or make any other change in the Offer which is materially adverse to holders of Find Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Find Shares) will not be considered adverse).

(f) Shiningbank will instruct the depositary under the Offer to advise Find from time to time as Find may reasonably request and in such manner as Find may reasonably request, as to the number of Find Shares that have been tendered (and not withdrawn) under the Offer.

(g) Shiningbank's obligation to make the Offer is conditional upon:

(i) receipt of all regulatory approvals, waivers and consents to the making of the Offer (including, without limitation, the approval of the TSX and any orders of applicable securities regulatory authorities in respect of the manner that Find Shareholders outside of Canada are dealt with under the terms of the Offer) which in the sole judgment of Shiningbank, acting reasonably, may be necessary, each in form and substance satisfactory to Shiningbank, acting reasonably;

(ii) persons holding not less than 22.6% of the outstanding Find Shares on a diluted basis (including ARC Energy Venture Fund 3 and all directors and officers of Find) shall have entered into Pre-Tender Agreements concurrently with the execution of this Agreement;

(iii) the execution and delivery to Shiningbank not less than three Business Days prior to mailing of the Offer of agreements with each of the holders of Find Options (or share appreciation rights as permitted by Section 2.4(a)), or other evidence satisfactory to Shiningbank, that any Find Options (or share appreciation rights as permitted by Section 2.4(a)) not exercised or surrendered prior to the Take-up Date shall be terminated immediately prior to such time, in form and substance satisfactory to Shiningbank;

(iv) the board of directors of Find shall have recommended (and not withdrawn, modified or changed such recommendation) that shareholders of Find accept the Offer;

(v) each of the representations and warranties of Find provided herein shall be true and correct at the date the Offer is made and Find shall have complied with each of its covenants and obligations set out herein except for any breaches of representations, warranties, covenants or obligations which would not individually or in the aggregate cause or would be reasonably expected to cause a Material Adverse Change in respect of Find or materially impede the ability of Shiningbank to consummate the transactions contemplated hereby or to complete a compulsory acquisition by Shiningbank of the remaining Find Shares which are not taken up on the Take-Up Date or a Second Stage Transaction;

(vi) Shiningbank shall be satisfied, acting reasonably, that a Material Adverse Change in respect of Find shall not have occurred;

(vii) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken against or affecting Find before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission (a "**Governmental Authority**") by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgement, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgement of Shiningbank, acting reasonably, in either case has had or, if the Offer was consummated, would result in a Material Adverse Change in respect of either Find or the Fund or would have a material adverse effect on the ability of the parties to complete the Offer or to complete a compulsory acquisition by Shiningbank of the remaining Find Shares which are not taken up on the Take-Up Date or a Second Stage Transaction;

(viii) Shiningbank shall have received consents of Shiningbank's bankers and Find's bankers to the Offer and the transactions contemplated herein in form and substance satisfactory to Shiningbank;

(ix) no person shall have commenced a bona fide action for injunctive relief against the performance of this Agreement or the completion of the Offer and no event shall have occurred or circumstances shall exist that would make it impossible or impractical to satisfy one or more of the conditions of the Offer set forth in **Schedule A** hereto; and

(x) no person shall have made an Acquisition Proposal which provides (or if successful would provide) to shareholders of Find consideration that has greater value per Find Share than the value per Find Share that would be provided pursuant to the Offer (as determined by Shiningbank, acting reasonably);

The foregoing conditions in this Section 2.1(g) are for the sole benefit of Shiningbank and may be waived by Shiningbank at any time in whole or in part, in its sole discretion, at any time and from time to time, without prejudice to any other rights it may have;

(h) The Fund agrees that it will issue such number of Shiningbank Units as are required for the payment of the consideration under the Offer.

2.2 **Find Directors' Circular**

(a) Find hereby consents to the Offer as set forth in Section 2.1 and represents, warrants and confirms that its board of directors has received the verbal opinion of its financial advisor that the consideration to be received by Find Shareholders under the Offer is fair, from a financial point of view, to the Find Shareholders, and that the board of directors, upon consideration of the fairness opinion and consultation with its advisor, has determined unanimously that the Offer is in the best interests of Find and holders of Find Shares and has unanimously resolved to recommend acceptance of the Offer by the holders of Find Shares subject to section 10.1. Find agrees that it shall prepare, mail and file a directors' circular (including a French language version thereof if required under the applicable laws in the Province of Quebec) in accordance with Securities Laws and Corporate Laws, which directors' circular will, among other things, set forth the recommendation of the board of directors of Find described above. Find shall provide Shiningbank with a draft copy of the directors' circular prior to its finalization and shall provide Shiningbank with a reasonable opportunity to review and provide comments thereon and the parties shall use all reasonable best efforts to cause the directors' circular to be mailed together with the Offer Documents.

(b) The board of directors of Find has been advised that the directors and officers of Find (or corporations controlled by them) intend to tender to the Offer the Find Shares they beneficially own (and which they exercise control or direction over and those which they acquire prior to expiry of the Offer), and will either exercise their Find Options (or share appreciation rights as permitted by Section 2.4(c)), or surrender and terminate their Find Options (or share appreciation rights as permitted by Section 2.4(c)) on the basis provided in Section 2.4(b). The directors' circular of Find required to be mailed shall disclose the execution and delivery of such Pre-Tender Agreements and the agreement of the directors and officers of Find to tender their Find Shares, including Find Shares issued on the exercise of Find Options, as applicable, pursuant to the Offer.

(c) Find represents that it has obtained advice from FirstEnergy Capital Corp., its financial advisor, that the consideration to be received by the holders of Find Shares pursuant to the Offer is fair to holders of Find Shares, from a financial point of view, and that such financial advisor will provide a written opinion to such effect on or before the date of the directors' circular. Such fairness opinion will be attached to the director's circular referred in Section 2.2(a).

(d) Subject to the provisions contained herein, Find covenants and agrees to cooperate with Shiningbank and the Fund in connection with the implementation and completion of, and to take all reasonable action to support, the Offer.

(e) The Fund and Find shall issue a joint press release in the form attached as Schedule C hereto as soon as practicable after the signing of this Agreement.

2.3 **Offer Documents**

(a) Within the time periods required pursuant to this Agreement and Securities Laws, the Fund and Shiningbank shall file or cause to be filed with the appropriate Securities Authorities and mailed to holders of Find Shares and Find Options an Offer to Purchase and Take-over Bid Circular, and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made (collectively, the "**Offer Documents**"). The Offer Documents, when filed with the Securities Authorities and when mailed to holders of Find Shares and Find Options shall contain (or shall be amended in a timely manner to contain) all information that is required to be included therein in accordance with the Act and any applicable Canadian provincial securities laws and any other applicable securities laws (collectively, the "**Securities Laws**") and all Corporate Laws, subject to any applicable exemptions from such laws granted by a competent regulatory authority.

(b) Find shall promptly provide Shiningbank with a registered list of the holders of the Find Shares and will provide updated lists of the same to Shiningbank from time to time on request. Find agrees to provide such assistance to the Fund, Shiningbank and its representatives as Shiningbank may reasonably request, including communicating the Offer and any amendments or supplements thereto to the holders of the Find Shares and Find Options (including participating with the Fund in joint investor presentation), meetings with lenders to Shiningbank and to Find and meetings with parties to contracts with Shiningbank and/or any of the Shiningbank Affiliates or with Find, and promptly providing (i) to the extent known to Find, lists of the beneficial holders of the Find Shares, (ii) lists of the holders of the Find Options and any other securities convertible or exercisable to acquire Find Shares (in the case of Find Options, together with details as to expiry dates, exercise prices and number of Find Shares subject to the option and the name of the holders thereof, and (iii) mailing labels with respect to Find Shareholders and holders of Find Options. If requested by Shiningbank, Find shall consent to and permit its registrar and transfer agent to act as depositary under and in connection with the Offer.

(c) Shiningbank agrees to provide such assistance to Find and its representatives as Find may reasonably request in connection with communicating the Offer and any amendments or supplements thereto to the holders of the Find Shares and Find Options and to such other persons as are entitled to receive the Offer under Securities Laws.

(d) Upon the request of Shiningbank, Find shall provide a certificate of the Chief Executive Officer and Chief Financial Officer of Find (or such other officers as are acceptable to Shiningbank, acting reasonably), effective immediately prior to the time Shiningbank intends to take up Find Shares pursuant to the Offer, that:

(i) except as contemplated by this Agreement, the representations and warranties made by Find in this Agreement are true and correct in all material respects as at the date that Shiningbank takes up Find Shares pursuant to the Offer as if made on and as of such date;

(ii) Find has complied in all material respects with its covenants contained in this Agreement;

(iii) there has not occurred any Material Adverse Change in respect of Find; and

(iv) there are not more than 39,070,517 Find Shares (assuming exercise of all Find Options and the repayment of all outstanding share purchase loans owing to Find) outstanding immediately prior to the time that Shiningbank takes up any Find Shares pursuant to the Offer, and, at the time Shiningbank takes up any Find Shares pursuant to the Offer there are no outstanding Find Options or other rights to acquire any Find Shares.

2.4 **Outstanding Find Options**

(a) Subject to the receipt of any necessary regulatory approvals, all persons holding Find Options, who may do so under Securities Laws and in accordance with the terms of the Find Options held by them, shall be entitled to either (i) exercise all of their Find Options and tender all Find Shares issued in connection therewith and which have not been sold in the market prior to the Expiry Time, under the Offer upon payment of the exercise price in full or surrender and terminate their Find Options as provided in Section 2.4(b) hereof or (ii) for Find Options which are exercisable at prices of $10.00 per Find Share or more, in the event that the directors of Find attach share appreciation rights to such Find Options (as allowed by the option plan of Find), to exercise such share appreciation rights and receive a cash amount in accordance with the option plan of Find or surrender and terminate their share appreciation rights as provided in Section 2.4(b) hereof. It is agreed by Shiningbank that all Find Options that are tendered to Find for exercise in accordance with (i) above along with payment of the exercise price thereof in full, conditional on Shiningbank taking up Find Shares under the Offer ("**Conditional Option Exercise**"), shall be deemed to have been exercised immediately prior to the take-up of Find Shares by Shiningbank. Furthermore, Shiningbank shall accept as validly tendered under the Offer as of the Take-up Date, all Find Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Find Options indicate that such shares are tendered pursuant to the Offer, provided that the exercise price thereof has been paid in full to Find and provided that such holders agree to surrender any of their remaining unexercised Find Options to Find for cancellation effective immediately prior to the Take-up Date. It is agreed by Shiningbank that all Find Options to which have been attached share appreciation rights in accordance with (ii) above and that are surrendered to Find in accordance with the terms thereof, conditional on Shiningbank taking up Find Shares under the Offer ("**Conditional SAR Exercise**"), shall be deemed to have been surrendered to Find in accordance with the terms thereof immediately prior to the take-up of Find Shares by Shiningbank.

(b) Find will use its commercially reasonable efforts to ensure that all outstanding Find Options (whether they have had attached thereto share appreciation rights or not) are either exercised, terminated, expired or surrendered prior to the Take-up Date provided that Find shall not pay the holders any amount in consideration therefor without the prior approval of Shiningbank (except as permitted for any Find Options to which have been attached share appreciation rights), and shall not grant any additional Find Options or other rights to purchase or acquire Find Shares or make any amendments to outstanding Find Options or any plans of Find providing for the same without the prior written consent of Shiningbank, except to permit the early vesting of all such Find Options or the attachment of share appreciation rights and to cause the cancellation, termination, expiry or surrender of the Find Options (whether they have had attached thereto share appreciation rights or not) prior to the Take-up Date without payment therefor. Find represents, warrants and covenants that Find and the directors of Find will take such action as is necessary to fully vest any Find Options that are currently unvested pursuant to the terms thereof.

Find agrees to use its reasonable commercial efforts to obtain as soon as practical, and in any event Find will obtain, not less than three Business Days prior to the time that the Offer is mailed, the agreement of all holders of Find Options (or share appreciation rights) that any Find Options (or share appreciation rights) that are not exercised prior to the Take-up Date shall either be surrendered or terminated prior to the Take-up Date and Find acknowledges that the obtaining of such agreement with each of the holders of the Find Options (or share appreciation rights) is a condition to Shiningbank's obligation to make the Offer hereunder.

(c) Find represents that its directors have:

(i) determined to cause Find to use reasonable commercial efforts to encourage and facilitate all persons holding Find Options (or share appreciation rights) to either:

(A) exercise those options (or share appreciation rights) and tender all Find Shares issued in connection therewith and which they continue to own prior to the Expiry Time to the Offer; or

(B) surrender and terminate their rights to exercise any of those Find Options (or share appreciation rights);

as set forth above in this Section 2.4; and

(d) Find shall promptly notify Shiningbank in writing of any exercise of Find Options or surrender of Find Options (or share appreciation rights) pursuant to Section 2.4(a). Such notice shall include full particulars of each such exercise or surrender.

ARTICLE 3
PUBLICITY

3.1 Press Releases, etc.

From the date hereof until the Expiry Time, subject to Section 2.2(d), each of the Fund, Shiningbank and Find shall consult and cooperate with and advise each other prior to issuing any press release or other public disclosures or other written statement to the media or shareholders with respect to this Agreement, the transactions contemplated hereby or any other matters relating to the proposed business combination between Shiningbank and Find. None of the Fund, Shiningbank nor Find shall issue any such press release or make any such public disclosures or statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the other party taking into account the time constraints to which it is subject as a result of such law or obligation.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1 Second Stage Transaction

If Shiningbank takes up and pays for Find Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Find agrees to use all commercially reasonable efforts to assist Shiningbank in acquiring the balance of the Find Shares by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (each a "**Second Stage Transaction**") carried out for consideration per Find Share that is not less than the consideration paid pursuant to the Offer. Nothing herein shall be construed to prevent Shiningbank or the Fund from acquiring, directly or indirectly, additional Find Shares in the open market, by privately negotiated transactions, in another take-over bid, tender or exchange offer, or otherwise in accordance with Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

4.2 Information Circular, Etc.

Without limiting Section 4.1, Find agrees that if Shiningbank is required to effect a Second Stage Transaction which requires approval of Find's shareholders at a meeting of Find's shareholders, Find shall take all action necessary in accordance with Securities Laws, Corporate Laws, other applicable laws and the Find constating documents to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the action proposed by Shiningbank. In the event of such a meeting or meetings, Find shall use all commercially reasonable efforts to mail to its shareholders an Information Circular with respect to the meeting of Find's shareholders. The term "**Information Circular**" shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to Find's shareholders and all amendments or supplements thereto, if any. Shiningbank and Find, as applicable, shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular. The information provided and to be provided by Shiningbank and Find, as applicable, for use in the Information Circular, on both the date that the Information Circular is first mailed to Find's shareholders and on the date any such meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, shall not be misleading and will comply in all material respects with the requirements of all applicable laws. Shiningbank and Find, as applicable, each agree to correct promptly any such information provided by it for use in any Information Circular, which shall have become false or misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SHININGBANK

Shiningbank and the Fund hereby represent and warrant to Find as follows and acknowledge that Find is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

5.1 Organization and Qualification

The Fund has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has the requisite power and capacity to carry on its operations as now conducted by it. Each of Shiningbank, Shiningbank Holdings Corporation and SLP Holdings Inc. has been duly amalgamated or incorporated and is validly subsisting under the laws of the Province of Alberta and has the requisite corporate power and authority to carry on its business as now conducted by it. Shiningbank Operating Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has the requisite power and authority to carry on its operations as now conducted by it. Shiningbank Limited Partnership has been property created and organized and is validly existing as a limited partnership under the laws of the Province of Alberta and has the requisite power and authority to carry on its operations as now conducted by it.

5.2 Authority Relative to this Agreement

Each of the Fund and Shiningbank has the requisite power and authority to enter into this Agreement and to carry out their respective obligations hereunder. The execution and delivery of this Agreement and the performance by each of the Fund and Shiningbank of their respective obligations hereunder have been duly authorized by the board of directors of Shiningbank, as administrator of the Fund and otherwise, and no other corporate proceedings on the part of Shiningbank, as administrator of the Fund and otherwise, are necessary to authorize the execution and delivery of this Agreement by each of the Fund and Shiningbank (except for obtaining director approval of Shiningbank to the form of Offer Documents) or the performance by each of the Fund and Shiningbank of their respective obligations hereunder. This Agreement has been duly executed and delivered by each of the Fund and Shiningbank and constitutes a legal, valid and binding obligation of such entities enforceable against such entities in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity and, in the case of the Fund, Section 14.7.

5.3 No Violations

(a) Neither the execution and delivery of this Agreement by each of the Fund and Shiningbank, the consummation by such of the transactions contemplated hereby nor compliance by each of the Fund and Shiningbank with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Shiningbank or any of the Shiningbank Affiliates, under any of the terms, conditions or provisions of (A) the constating documents of Shiningbank or any of the Shiningbank Affiliates, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Shiningbank or any of the Shiningbank Affiliates is a party or to which Shiningbank or any of the Shiningbank Affiliates, or any of their properties or assets, may be subject or by which Shiningbank or any of the Shiningbank Affiliates is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Shiningbank or any of the Shiningbank Affiliates (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Fund and would not have a material adverse effect on the ability of the Fund, Shiningbank and Find to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with any applicable provisions of Corporate Laws, Securities Laws and the *Competition Act* (Canada) or with the rules, regulations or policies of the TSX: (i) there is no legal impediment to the performance by each of the Fund or Shiningbank of their respective obligations under this Agreement or to the execution and delivery of this Agreement by Shiningbank or the Fund and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Shiningbank or the Fund in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the Fund and would not have a material adverse effect on the ability of the Fund, Shiningbank and Find to consummate the transactions contemplated hereby.

5.4 **Capitalization of Shiningbank**

As of the date hereof, the Fund is authorized to issue 300,000,000 Shiningbank Units of which 68,426,910 are issued and outstanding and no person has any agreement, option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Shiningbank Units, warrants or other securities of the Fund other than: (i) 2,616,269 Shiningbank Units issuable upon exercise of incentive rights to acquire Shiningbank Units issued to directors, officers and employees of Shiningbank pursuant to the Trust Units Rights Incentive Plan of the Fund; (ii) Shiningbank Units issuable from time to time pursuant to the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Fund; and (iii) Shiningbank Units issuable from time to time pursuant to the terms of the 335,875 non-voting exchangeable shares of Shiningbank Holdings Corporation.

5.5 **No Material Adverse Change**

There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Fund from the position set forth in the Shiningbank Financial Statements or as otherwise publicly disclosed and there has not been any Material Adverse Change in respect of the Fund since March 31, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Fund or that could affect Shiningbank's ability to consummate the transactions contemplated by this Agreement.

5.6 **Financial Statements**

The Shiningbank Financial Statements were prepared in accordance with Canadian generally accepted accounting principles ("**GAAP**") (except (i) as otherwise indicated in such financial statements and the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of the Fund as of the dates thereof and for the periods indicated therein in accordance with GAAP (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Fund on a consolidated basis. There has been no change in the Fund's accounting policies, except as described in the notes to Shiningbank Financial Statements, since March 31, 2006.

5.7 **Minute Books**

The trust and corporate records and minute books of Shiningbank and of the Shiningbank Affiliates have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

5.8 **Ownership of Subsidiaries**

Other than for the outstanding non-voting exchangeable shares of Shiningbank Holdings Corporation, the Fund is beneficial owner of 100% of the outstanding voting securities of each of the Shiningbank Affiliates (other than itself) with good and valid title to all such securities, free and clear of all liens and encumbrances (other than in favour of Shiningbank's and the Fund's bankers) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Shiningbank Affiliates.

The only subsidiaries of the Fund are Shiningbank Holding Corporation, Shiningbank and SLP Holdings Inc. and the Fund is not affiliated with, nor is it a holding corporation of any other body corporate and Shiningbank

is the sole unitholder of Shiningbank Operating Trust, an unincorporated open-end investment trust, and Shiningbank Operating Trust and Shiningbank are the only partners of Shiningbank Limited Partnership, a limited partnership.

5.9 **Compliance with Applicable Laws**

Each of Shiningbank and the Shiningbank Affiliates has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Shiningbank and the Shiningbank Affiliates of each jurisdiction in which such of Shiningbank or the Shiningbank Affiliates, as the case may be, carries on its business (except to the extent that the failure to so comply would not have a Material Adverse Effect on the Fund) and holds all licences, registrations and qualifications in all jurisdictions in which such of Shiningbank or the Shiningbank Affiliates, as the case may be, carries on its business which are necessary to carry on the business of Shiningbank or the Shiningbank Affiliates, as the case may be (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on the Fund), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the operations of the Fund, as now conducted or as proposed to be conducted.

5.10 **Conduct of Operations**

The operations of each of Shiningbank and the Shiningbank Affiliates and, to the best of Shiningbank's knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Shiningbank and of the Shiningbank Affiliates, have been conducted in accordance with good oilfield practices.

5.11 **Petroleum and Natural Gas Property Interests**

The interests of each of Shiningbank and of the Shiningbank Affiliates in its petroleum and natural gas properties (the "**Shiningbank Interests**") are free and clear of adverse claims created by, through or under Shiningbank or the Shiningbank Affiliates, except as disclosed in the Shiningbank Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on the Fund and, to its knowledge, each of the Shiningbank and the Shiningbank Affiliates holds its respective Shiningbank Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Shiningbank Interests would not have a Material Adverse Effect on the Fund.

5.12 **Title to Oil and Gas Properties**

Although it does not warrant title, Shiningbank is not aware of any defects, failures or impairments to the title to Shiningbank's or to the Shiningbank Affiliates' oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could reasonably be expected to cause a Material Adverse Change in respect of the Fund, on: (a) the quantity and pre-tax present worth values of Shiningbank's or of the Shiningbank Affiliates' oil and gas reserves; (b) the current production attributable to Shiningbank's or to the Shiningbank Affiliates' properties; or (c) the current cash flow from such properties.

5.13 **Documents of Title**

If requested by Find, Shiningbank will make available to Find all Documents of Title and other documents and agreements in its possession affecting the title of Shiningbank and of the Shiningbank Affiliates to the oil and gas properties thereof.

5.14 **Environmental Matters**

There has not occurred any spills, emissions or pollution on any property of any of Shiningbank or of the Shiningbank Affiliates, nor has any of Shiningbank or the Shiningbank Affiliates been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable laws or regulations applicable to the protection of the environment, hazardous substances or public and occupational health and safety (collectively, "**Environmental Laws**") any of which might reasonably be expected to cause a Material Adverse Change in respect of the Fund. All operations of Shiningbank and of the Shiningbank Affiliates have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change in respect of the Fund. Shiningbank is not subject to or aware of:

(a) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures on any of the properties of Shiningbank or of the Shiningbank Affiliates; or

(b) any demand or notice with respect to the breach of any Environmental Laws applicable to any of Shiningbank or of the Shiningbank Affiliates, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any hazardous substances which would reasonably be expected to cause a Material Adverse Change in respect of the Fund.

5.15 **Paddock Report**

To the knowledge of Shiningbank, the Paddock Report complies in all respects with requirements of NI 51-101, (including the requirements of the COGE Handbook (as defined therein)) and has been prepared by a qualified reserves evaluator (determined in accordance with NI 51-101) (the "**Evaluator**") and the results thereof may be disclosed in accordance with NI 51-101. Shiningbank made available to the Evaluator, prior to the issuance of the Paddock Report, for the purpose of preparing the Paddock Report, all information requested by the Evaluator, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Shiningbank has no knowledge of a material adverse change in the information, taken as a whole, provided to the Evaluator since the date that such information was provided, other than as disclosed in the Disclosed Information. Shiningbank believes that the Paddock Report reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of Shiningbank as at December 31, 2005, based upon information available at the time the Paddock Report was prepared and the assumptions as to commodity prices and costs contained therein.

5.16 **Tax Matters**

(a) For purposes of this Section 5.16, the following definitions shall apply:

(i) The term "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee

withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, *ad valorem* taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any of Shiningbank or the Shiningbank Affiliates is required to pay, withhold or collect; and

(ii) The term "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Shiningbank or the Shiningbank Affiliates have been duly filed on a timely basis and such Returns were complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Shiningbank or the Shiningbank Affiliates with respect to items or periods covered by such Returns.

(c) The Fund has paid or provided adequate accruals for taxes as at March 31, 2006 in its financial statements as at and for the period ended March 31, 2006, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d) For all periods covered by the filed Returns disclosed in the Disclosed Information, Shiningbank will make available upon request to Find true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by any of Shiningbank or the Shiningbank Affiliates or on behalf of any of Shiningbank or Shiningbank Affiliates relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Shiningbank and for the Shiningbank Affiliates.

(e) No material deficiencies exist or have been asserted with respect to Taxes paid by Shiningbank or the Shiningbank Affiliates. None of Shiningbank or the Shiningbank Affiliates is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Shiningbank's knowledge threatened against any of Shiningbank or the Shiningbank Affiliates or any of their assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of any of Shiningbank or the Shiningbank Affiliates. There is no audit in process, pending or, to the knowledge of Shiningbank, threatened by a governmental or taxing authority relating to the Returns of any of Shiningbank or the Shiningbank Affiliates.

(f) Shiningbank has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. Shiningbank has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Each of Shiningbank and the Shiningbank Affiliates has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by such of Shiningbank or the Shiningbank Affiliates, as the case may be.

(g) To Shiningbank's knowledge, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of Shiningbank's or the Shiningbank Affiliates' hydrocarbon substances, or the receipt of proceeds

therefrom, payable in respect of the Shiningbank's or the Shiningbank Affiliates' oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid Taxes or assessments which could result in a lien or charge on Shiningbank's or the Shiningbank Affiliates' oil and gas assets.

5.17 **Debt and Working Capital**

At March 31, 2006, the total indebtedness of the Fund, on a consolidated basis, including consolidated long-term debt, bank debt and working capital deficiency of the Fund, but excluding hedging obligations of Shiningbank or of the Shiningbank Affiliates, did not exceed $278 million. At June 30, 2006, the Fund's consolidated long-term debt and bank debt did not exceed $280 million.

5.18 **Production**

Shiningbank's average production during the month of June 2006 was not less than 22,000 BOE per day.

5.19 **No Undisclosed Material Liabilities**

The Fund does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(a) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in Shiningbank Financial Statements (the "**Shiningbank Balance Sheet**");

(b) those incurred in the ordinary course of business and not required to be set forth in Shiningbank Balance Sheet under GAAP;

(c) those incurred in the ordinary course of business since the date of Shiningbank Balance Sheet and consistent with past practice; and

(d) those incurred in connection with the execution of this Agreement.

5.20 **Litigation, Etc.**

Other than as disclosed by Shiningbank to Find in writing, there are no actions, suits or proceedings in existence or pending or, to the knowledge of Shiningbank, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect any of Shiningbank or the Shiningbank Affiliates or affecting or that would reasonably be expected to affect any of their properties or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of any of Shiningbank or the Shiningbank Affiliates which, if successful, would reasonably be expected to cause a Material Adverse Change in respect of the Fund, or would significantly impede the ability of Shiningbank to consummate the Offer.

5.21 **Disclosure**

(a) The data and information in respect of Shiningbank and of the Shiningbank Affiliates and their respective assets, reserves, liabilities, business and operations provided by Shiningbank or its advisors to Find or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Shiningbank has no knowledge of a change to the oil and gas reserves of Shiningbank or of the Shiningbank Affiliates from that

disclosed in such data and information which would constitute a Material Adverse Change of the Fund.

(b) To the knowledge of Shiningbank, Shiningbank has not withheld from Find any material information or documents concerning Shiningbank or the Shiningbank Affiliates or their respective assets or liabilities during the course of Find's review of Shiningbank, the Shiningbank Affiliates and their respective assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Find by Shiningbank pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.22 **Reporting Issuer**

The Fund is a reporting issuer or the equivalent thereof in each of the Provinces of Canada, the issued and outstanding Shiningbank Units are listed and posted for trading on the TSX, and the Fund is in material compliance with the by-laws, rules and regulation of the TSX.

5.23 **No Cease Trade Orders**

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Fund and the Fund is not in default of any requirement of applicable Securities Laws that would have a material effect on the transactions contemplated by this Agreement.

5.24 **Public Record**

The information and statements set forth in the information filed by or on behalf of the Fund after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "**Shiningbank Public Record**"), as relates to the Fund, was true, correct, and complete, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to the Fund which is not disclosed in Shiningbank Public Record, and Shiningbank has not filed any confidential material change reports which continue to be confidential.

5.25 **Shiningbank Units to be Issued**

Prior to mailing of the Offer, the board of directors of Shiningbank, as administrator of the Fund, will have reserved and allotted to holders of the Find Shares that accept the Offer a sufficient number of Shiningbank Units as are issuable pursuant to the Offer and, upon acceptance of the Offer in accordance with the terms thereof, such Shiningbank Units will be validly issued as fully paid and non-assessable to previous holders of Find Shares that accept the Offer. The use in this subsection of the phrase "fully paid and non-assessable" in respect of the Shiningbank Units that are outstanding means that the issue price of such units has been paid in full and the holders of such units are not liable to pay any further amounts to the Fund in respect of the issue price for such units.

5.26 **Non-Resident Ownership**

To the knowledge of Shiningbank, non-residents of Canada (as defined in the Tax Act) do not beneficially own more than 50% of the issued and outstanding Shiningbank Units.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF FIND

Find hereby represents and warrants to Shiningbank as follows and acknowledges that Shiningbank is relying upon such representations and warranties in connection with the execution and delivery of this Agreement and the making of the Offer:

6.1 Organization and Qualification

Each of Find and the Find Subsidiary has been duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of incorporation or amalgamation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Each of Find and the Find Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Find.

6.2 Authority Relative to this Agreement

Find has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Find of its obligations hereunder have been duly authorized by the board of directors of Find, and no other corporate proceedings on the part of Find are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction and obtaining director approval to the form of directors' circular) or the performance by Find of its obligations hereunder. This Agreement has been duly executed and delivered by Find and constitutes a legal, valid and binding obligation of Find enforceable against Find in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

6.3 No Violations

(a) Subject to receipt of consent of Find's bankers to the Offer and related transactions, neither the execution and delivery of this Agreement by Find, the consummation by it of the transactions contemplated hereby nor compliance by Find with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Find, under any of the terms, conditions or provisions of (A) the constating documents of Find and the Find Subsidiary, or (B) except as disclosed in the Find Disclosure Letter, any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which either of Find or the Find Subsidiary is a party or to which either of Find or the Find Subsidiary, or any of its properties or assets, may be subject or by which either of Find or the Find Subsidiary is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to either of Find or the Find Subsidiary (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Find and would not have a material adverse effect on the ability of Shiningbank and Find to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with any applicable provisions of Corporate Laws, Securities Laws and the *Competition Act* (Canada) or with the rules, regulations or policies of the

TSX: (i) there is no legal impediment to the performance by Find of its obligations under this Agreement or to the execution and delivery of this Agreement by Find and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Find in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Find and would not have a material adverse effect on the ability of Shiningbank and Find to consummate the transactions contemplated hereby.

6.4 **Capitalization of Find**

As of the date hereof, the authorized share capital of Find consists of an unlimited number of Find Shares and an unlimited number of preferred shares, issuable in series, of which only 35,521,548 Find Shares are issued and outstanding. As of the date hereof, 3,548,969 Find Options have been granted and are outstanding. Except as set forth above, there are no securities of Find outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Find of any shares of Find (including the Find Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Find (including the Find Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Find. All outstanding Find Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Find Shares issuable upon exercise of outstanding Find Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares.

6.5 **No Material Adverse Change**

There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Find from the position set forth in the Find Financial Statements and there has not been any Material Adverse Change in respect of Find since March 31, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Find or that could affect Find's ability to consummate the transactions contemplated by this Agreement.

6.6 **Financial Statements**

The Find Financial Statements were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Find's independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of Find as of the dates thereof and for the periods indicated therein in accordance with GAAP (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Find on a consolidated basis. There has been no change in Find's accounting policies since March 31, 2006.

6.7 **Minute Books**

The corporate records and minute books of Find and of the Find Subsidiary have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

6.8 **Subsidiaries**

The only subsidiary of Find is 999546 Alberta Ltd., which is currently inactive and has not carried on any active business since the date of its incorporation. Find is not affiliated with, nor is it a holding corporation of any other body corporate.

6.9 **Compliance with Applicable Laws**

Each of Find and the Find Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to such of Find or the Find Subsidiary of each jurisdiction in which such of Find or the Find Subsidiary, as the case may be, carries on its business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Find) and holds all licences, registrations and qualifications in all jurisdictions in which such of Find or the Find Subsidiary, as the case may be, carries on its business which are necessary to carry on the business of such of Find or the Find Subsidiary, as the case may be (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Find), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the business of Find, as now conducted or as proposed to be conducted.

6.10 **Conduct of Operations**

The operations of each of Find and the Find Subsidiary and, to the best of Find's knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Find and the Find Subsidiary, have been conducted in accordance with good oilfield practices.

6.11 **Petroleum and Natural Gas Property Interests**

The interests of each of Find and the Find Subsidiary in its petroleum and natural gas properties (the "**Find Interests**") are free and clear of adverse claims created by, through or under Find or the Find Subsidiary, except as disclosed in Find's unaudited interim financial statement for the three months ended March 31, 2006 or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Find and, to its knowledge, each of Find and the Find Subsidiary holds the Find Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Find Interests would not have a Material Adverse Effect on Find.

6.12 ***Title to Oil and Gas Properties***

Although it does not warrant title, Find is not aware of any defects, failures or impairments to the title to the oil and gas properties of Find or the Find Subsidiary, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could reasonably be expected to cause a Material Adverse Change in respect of Find, on: (a) the quantity and pre-tax present worth values of the oil and gas reserves of Find or the Find Subsidiary; (b) the current production attributable to the properties of Find or the Find Subsidiary; or (c) the current cash flow from such properties.

6.13 **Documents of Title**

To the best of Find's knowledge, Find has made available to Shiningbank all Documents of Title and other documents and agreements in its possession affecting the title of Find or the Find Subsidiary to the oil and gas properties of Find or the Find Subsidiary.

6.14 **Environmental Matters**

Other than as previously disclosed by Find to Shiningbank in writing, there has not occurred any spills, emissions or pollution on any property of Find or the Find Subsidiary, nor has either of Find or the Find Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws any of which might reasonably be expected to cause a Material Adverse Change in respect of Find. All operations of any of Find or the Find Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Material Adverse Change in respect of Find. Find is not subject to or aware of:

(a) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures on any of the properties of Find or the Find Subsidiary; or

(b) any demand or notice with respect to the breach of any Environmental Laws applicable to any of Find or the Find Subsidiary, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any hazardous substances which would reasonably be expected to cause a Material Adverse Change in respect of Find.

6.15 **GLJ Find Report**

To the knowledge of Find, the GLJ Find Report complies in all respects with requirements of NI 51-101, (including the requirements of the COGE Handbook (as defined therein)) and has been prepared by a qualified reserves evaluator (determined in accordance with NI 51-101) (the "**Evaluator**") and the results thereof may be disclosed in accordance with NI 51-101. Find made available to the Evaluator, prior to the issuance of the GLJ Find Report, for the purpose of preparing the GLJ Find Report, all information requested by the Evaluator, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Find has no knowledge of a material adverse change in the information, taken as a whole, provided to the Evaluator since the date that such information was provided. Find believes that the GLJ Find Report reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of Find as at December 31, 2005 and March 31, 2006, as applicable, based upon information available at the time the GLJ Find Report was prepared and the assumptions as to commodity prices and costs contained therein.

6.16 **Tax Matters**

(a) For purposes of this Section 6.16, the following definitions shall apply:

(i) The term "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any of Find or Find Subsidiary is required to pay, withhold or collect; and

(ii) The term "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Find or the Find Subsidiary have been duly filed on a timely basis and such Returns were complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Find or the Find Subsidiary with respect to items or periods covered by such Returns.

(c) Find has paid or provided adequate accruals for Taxes as at March 31, 2006 in its financial statements as at and for the period ended March 31, 2006, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d) For all periods covered by the filed Returns disclosed in the Disclosed Information, Find has made available to Shiningbank true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by any of Find or the Find Subsidiary or on behalf of any of Find or Find Subsidiary relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Find and for the Find Subsidiary.

(e) No material deficiencies exist or have been asserted with respect to Taxes paid by any of Find or the Find Subsidiary. None of Find or the Find Subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Find's knowledge threatened against any of Find or the Find Subsidiary or any of their assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of any of Find or the Find Subsidiary. There is no audit in process, pending or, to the knowledge of Find, threatened by a governmental or taxing authority relating to the Returns of any of Find or the Find Subsidiary.

(f) Find has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Expiry Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. Find has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Each of Find and the Find Subsidiary has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by such of Find or the Find Subsidiary, as the case may be.

(g) To Find's knowledge, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of the hydrocarbon substances of Find or the Find Subsidiary, or the receipt of proceeds therefrom, payable in respect of the oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid Taxes or assessments which could result in a lien or charge on the oil and gas assets of Find or the Find Subsidiary.

6.17 Debt and Working Capital

At March 31, 2006, Find's Debt did not exceed $66 million. "Find's Debt" means total indebtedness of Find, on a consolidated basis, including consolidated long-term debt, bank debt and working capital deficiency of Find, but excluding hedging obligations thereof or of the Find Subsidiary. At June 30, 2006, Find's consolidated long-term debt and bank debt did not exceed $72 million.

6.18 Production

Find's June 2006 exit oil and gas production was not less than 4,900 BOE per day.

6.19 Financial Commitments

Other than those set out in the Find Disclosure Letter, and except for operating costs incurred in the ordinary course of business, as of the date hereof, Find has no outstanding authorizations for expenditure or other financial commitments in respect of the Find Interests.

6.20 No Default Under Lending Agreements

No event of default or breach of any covenant has occurred under Find's existing banking and lending agreements.

6.21 Flow Through Obligations

Find has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which "flow-through" shares are not "prescribed shares" for the purpose of Section 6202.1 of the Regulations to the Tax Act.

6.22 No Shareholders' Rights Protection Plan

Find is not a party to, and prior to the expiry of the Offer, Find will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Find Shares or other securities of Find or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Offer.

6.23 No Undisclosed Material Liabilities

Find does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(a) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Find Financial Statements (the "**Find Balance Sheet**");

(b) those incurred in the ordinary course of business and not required to be set forth in the Find Balance Sheet under GAAP;

(c) those incurred in the ordinary course of business since the date of the Find Balance Sheet and consistent with past practice; and

(d) those incurred in connection with the execution of this Agreement.

6.24 Material Contracts

Except for Documents of Title or this Agreement, there are no material contracts or agreements to which Find or the Find Subsidiary is a party or by which Find or the Find Subsidiary is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Find or the Find Subsidiary will, or may reasonably be expected to result in, a requirement of Find or the Find Subsidiary to expend more than an aggregate of $250,000 or receive or be entitled to receive revenue of more than $250,000 in either case in the next 12 months, or is out of the ordinary course of business of Find, shall be considered to be material.

6.25 Employee Obligations

(a) The aggregate amounts payable by Find for any Employee Obligations will not exceed $1.925 million and all Employee Obligations are listed in the Find Disclosure Letter.

(b) There are no accrued bonuses payable to any officers, directors or employees of Find.

6.26 Employment Agreements

Other than as disclosed in the Find Disclosure Letter, neither Find nor the Find Subsidiary is a party to (i) any written employment agreement or consulting agreement, or (ii) any verbal employment agreement or consulting agreement with a term of more then one year, or (iii) any agreement that would give rise to any Employee Obligations, other than as set out in Section 6.25.

6.27 Leases and Other Obligations

All of Find's outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles have been provided to Shiningbank in the Disclosed Information and are set forth in the Find Disclosure Letter.

6.28 Processing and Transportation Commitments

All third party processing or transportation agreements to which Find or the Find Subsidiary are a party or by which they are bound and all obligations of Find or of the Find Subsidiary to deliver sales volumes to any other person are disclosed in the Find Disclosure Letter. None of such processing, transportation or sales agreements have a term that exceeds 180 days except as disclosed in the Find Disclosure Letter.

6.29 U.S. Matters

(a) Find is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**").

(b) At no time during the period commencing thirty (30) days prior to the date of this Agreement will "U.S. holders" (as defined in Rule 800 under the U.S. Securities Act) have held more than ten percent (10%) of the outstanding Find Shares.

(c) Find is not registered or required to be registered as an investment company under the Investment Company Act of 1940.

(d) Find has not issued any securities into, or to residents of, the United States that have not been registered, and that were not exempt from registration, under applicable United States federal or state securities laws.

(e) Find is not incorporated in the United States and the principal offices of Find are not located within the United States.

(f) Find does not hold more than US$56.7 million worth of assets located in the United States, measured by fair market value, and has not made aggregate sales in or into the United States exceeding US$56.7 million during its most recent fiscal year.

6.30 **Employee Benefit Plans**

Other than as disclosed in the Find Disclosure Letter, Find has no defined benefit plans or other employee benefit plans and has made no agreements or promises in respect of any such plan.

6.31 **Litigation, Etc.**

Other than as disclosed in the Find Disclosure Letter, there are no actions, suits or proceedings in existence or pending or, to the knowledge of Find, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Find or the Find Subsidiary or affecting or that would reasonably be expected to affect any of their properties or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of either of Find or the Find Subsidiary which, if successful, would reasonably be expected to cause a Material Adverse Change in respect of Find, or would significantly impede the ability of Find to consummate the Offer.

6.32 **Financial Advisor**

Find has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Offer, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained as Find's financial advisor in connection with certain matters, including the transaction contemplated hereby and Find has retained Burnet Duckworth & Palmer LLP as Find's legal advisors in connection with the transaction contemplated herein. Find has delivered to Shiningbank correct copies of all agreements between Find and its financial advisor that could give rise to a payment of any fees to such financial advisor. Other than the foregoing, Find has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents' commission or other forms of compensation with respect to the transactions contemplated by this Agreement.

6.33 **Transaction Costs**

Find's aggregate transaction costs related to the transaction contemplated hereby (including all financial, legal, accounting, engineering, Employee Obligations, and any and all other costs and expenses of Find relating to the Transaction) shall not exceed $4.25 million.

6.34 **Disclosure**

(a) The data and information in respect of Find and of the Find Subsidiary and their respective assets, reserves, liabilities, business and operations provided by Find or its advisors to Shiningbank or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Find has no knowledge of a change to the oil and gas reserves of Find or of the Find Subsidiary from that disclosed in such data and information which would constitute a Material Adverse Change.

(b) To the knowledge of Find, Find has not withheld from Shiningbank any material information or documents concerning Find or the Find Subsidiary or their respective assets or liabilities during the course of Shiningbank's review of Find, the Find Subsidiary and their respective assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Shiningbank by Find pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

6.35 **No Guarantees or Indemnities**

Neither of Find nor the Find Subsidiary is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Find and applicable laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, Find's registrar and transfer agent, indemnities and guarantees in favour of Find's bankers and indemnities to support Find's obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person.

6.36 **No Loans**

Neither of Find nor the Find Subsidiary has any loans or other indebtedness currently outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with Find, other than share purchase loans in the amount of $1,151,000, which loans are secured by share certificates representing 414,833 Find Shares held by Find and no such loans or indebtedness relate to the acquisition of "flow-through" shares of Find.

6.37 **No Net Profits or Other Interests**

No officer, director, employee or any other person not dealing at arm's length with Find or, to the knowledge of Find, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Find or any revenue or rights attributed thereto.

6.38 **Reporting Issuer**

Find is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia, the issued and outstanding Find Shares are listed and posted for trading on the TSX and Find is in material compliance with the by-laws, rules and regulation of the TSX.

6.39 **No Cease Trade Orders**

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Find and Find is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

6.40 **Public Record**

The information and statements set forth in the information filed by or on behalf of Find after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "**Find Public Record**"), as relates to Find or the Find Subsidiary, was true, correct, and complete, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Find or of Find or the Find Subsidiary

which is not disclosed in the Find Public Record, and Find has not filed any confidential material change reports which continue to be confidential.

6.41 **No Material Transactions**

Except as publicly disclosed prior to the date of this Agreement, since December 31, 2004, neither of Find nor the Find Subsidiary has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Find, which is not in the ordinary course of business.

6.42 **No Swaps**

Neither of Find nor the Find Subsidiary currently has outstanding Swaps.

6.43 **No Unanimous Shareholder Agreement**

Neither Find nor, to its knowledge, any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Find.

6.44 **Confidentiality Agreements**

Find has entered into confidentiality agreements with persons other than Shiningbank respecting the confidentiality of information provided to such persons or reviewed by such persons. Find has not negotiated any Acquisition Proposal with any person who has not entered into a confidentiality agreement with Find or provided access to the confidential information in respect of Find in relation to any proposed, possible or actual Acquisition Proposal to any person who has not entered into a confidentiality agreement with Find. Find has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Find has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Find.

6.45 **Restrictions on Business**

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which either of Find or **the** Find Subsidiary is a party or by which it is otherwise bound that would now or hereafter in any way may limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Find or the Find Subsidiary from engaging in its business or from competing with any person or in any geographic area.

6.46 **Outstanding Acquisitions or Disposition**

Neither of Find nor the Find Subsidiary has rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $100,000, in the aggregate, under any agreements to purchase or sell that have not closed.

6.47 **Impairment**

Neither the making of the Offer nor the successful completion of the Offer will result, or could reasonably be expected to result, in a Material Adverse Change to Find pursuant to or as a result of the provisions of any agreement or arrangement to which either Find or the Find Subsidiary is a party.

6.48 **Insurance**

Policies of insurance in force as of the date hereof naming Find as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Find or of the Find Subsidiary to the extent customary in respect of the business carried on by Find or the Find Subsidiary. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

ARTICLE 7
INTERIM OPERATIONS

7.1 **Conduct of Business**

During the period from the date of execution of this Agreement and ending on the earlier of the Effective Time or the termination of this Agreement, except with the prior written consent of Shiningbank and except as otherwise required by law or expressly permitted or specifically contemplated by this Agreement:

(a) Find covenants and agrees that the business of it and of the Find Subsidiary shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), and Find shall use all commercially reasonable efforts to maintain and preserve the business, assets and advantageous business relationships of it and of the Find Subsidiary. Find shall consult with Shiningbank in respect of its ongoing business and affairs and keep Shiningbank apprised of all material developments relating thereto;

(b) Find shall not directly or indirectly do or permit to occur any of the following with respect to itself or with respect to the Find Subsidiary: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities (except in respect of the Find Options to which share appreciation rights are attached as contemplated by Section 2.4(a)); (iii) issue (other than on exercise of currently outstanding options to acquire Find Shares), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Find, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Find; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, except as permitted pursuant to the terms thereof or as permitted in accordance with the terms hereunder (except in respect of the Find Options to which share appreciation rights are attached as contemplated by Section 2.4(a)); (v) split, combine or reclassify any of its securities (except in respect of the Find Options to which share appreciation rights are attached as contemplated by Section 2.4(a)); (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Find; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing except as otherwise permitted or contemplated herein;

(c) Find will not, and will not permit the Find Subsidiary to, directly or indirectly, do any of the following other than pursuant to transactions contemplated herein or pursuant to commitments entered into prior to the date of this Agreement and disclosed in the Find Disclosure Letter or otherwise without the prior consent of Shiningbank: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $150,000 individually or $1,000,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital expenses in excess of $50,000 individually or $100,000 in the aggregate excluding certain expenditures which may be agreed to, from time to time, by the parties hereto in

writing, which for greater certainty, shall not be subject to the covenants set forth in this Section 7.1(c); (iii) reorganize, amalgamate, merge or otherwise continue with any other person, corporation, partnership or other business organization whatsoever; (iv) reorganize into a royalty trust or income fund or complete a similar transaction or other business combination involving Find or its subsidiaries; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $50,000 individually or $100,000 in the aggregate; (vi) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business pursuant to its existing credit facility or otherwise in excess of $50,000 individually or $100,000 in the aggregate; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in the Find Disclosure Letter or reflected or reserved against in the Find Financial Statements; (viii) enter into any Swaps or other financial instruments or like transactions; (ix) enter into any agreements for the sale of production having a term of more than 30 days; (x) enter into any employment, consulting or contract operating agreement; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) Find will not, and will not permit the Find Subsidiary to, adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement or arrangements for the benefit of employees, except as is necessary (i) to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements; or (ii) to accelerate vesting of Find Options or as otherwise allowed by Section 2.4(a);

(e) Find will not, and will not permit the Find Subsidiary to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of Find Options or as otherwise allowed by Section 2.4(a)) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements or to accelerate vesting of Find Options;

(f) Find hereto shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) Find shall notify Shiningbank in writing of any material change (actual, anticipated, contemplated or, to its knowledge threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, and shall in good faith discuss with Shiningbank any change in circumstances (actual, anticipated, contemplated, or to its knowledge threatened) which is of such a

nature that there may be a reasonable question as to whether notice need be given to Shiningbank pursuant to this provision; and

(h) Find shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Article 12 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.

7.2 **Access to Information and Integration of Operations**

From and after date of this Agreement and subject to the terms of the Confidentiality Agreements, Find agrees to provide to Shiningbank all information relating to its business and affairs and Shiningbank and its representatives will be permitted reasonable access to Find's management personnel, premises, field operations, records, computer systems, properties, books, contracts and employees to permit Shiningbank to be in a position to expeditiously integrate the business and operations of Find with those of Shiningbank immediately following, but not prior to, the Effective Time, provided that the activities of Shiningbank pursuant to this Section 7.2 do not cause any unreasonable disruptions to Find's business or operations prior to the Effective Time. Find will conduct itself so as to keep Shiningbank fully informed as to its business affairs and the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets and shall cooperate with Shiningbank in respect thereof.

ARTICLE 8
COVENANTS OF FIND

8.1 **Notice of Material Change**

From the date hereof until the date that this Agreement is terminated, Find shall promptly notify Shiningbank in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of Find, threatened, financial or otherwise) in the business, affairs, financial condition, prospects, operations, assets, liabilities (contingent or otherwise) or capital of Find or of the Find Subsidiary;

(b) any change in the factual basis for any representation or warranty set forth in Article 6, where such a change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any material fact in respect of Find or of the Find Subsidiary which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Find shall, in good faith, discuss with Shiningbank any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Find, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Shiningbank pursuant to this Section.

8.2 **Board of Directors of Find**

Immediately following the Effective Time, the board of directors of Find shall be reconstituted through resignations of all existing directors of Find (other than as may be agreed to by Shiningbank) and the appointment of nominees of Shiningbank in their stead. Find shall, in accordance with the foregoing and subject to the provisions of the Act, assist Shiningbank to secure the resignations of all directors of Find to be effective at such time as may be required by Shiningbank and to use its best commercial efforts to cause the appointment of the

nominees of Shiningbank to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

8.3 **Structure of Transaction**

Find shall cooperate with Shiningbank in structuring the acquisition by Shiningbank of Find in a tax efficient manner, including without limitation, by completing to the satisfaction of Shiningbank, acting reasonably, any corporate reorganization of Find Shiningbank stipulates, provided that Shiningbank provides an indemnity to Find with respect to such structuring in form and substance satisfactory to Find, acting reasonably, and Shiningbank waives in writing any breach of or default under this Agreement by Find caused by such structuring.

8.4 **Use of Find Financial Statements**

Find shall make available to Shiningbank, and consents to the use of, all financial statements and other information of Find which may be required to be disclosed in the Offer or in any other documents of Shiningbank or the Fund including any proxy statement or prospectus of the Fund or pursuant to a Second Stage Transaction, and any amendments thereto, as required under Securities Laws. Such financial statements shall be prepared in accordance with Canadian GAAP. If required by Securities Laws, such financial statements shall be audited or reviewed, as the case may be, by Find's auditors. Find shall use its commercially reasonable efforts to have its auditors, to the extent required by Securities Laws, provide the consent to the use of their report and the use of their name in connection with any disclosure by Shiningbank or the Fund of such financial statements.

8.5 **Determinations of Board of Find re Collateral Benefit**

Find and an independent committee of the board of directors of Find shall take such actions, make all such determinations and make all such disclosures as are necessary or desirable so that as many persons as possible that are related parties of Find shall be determined not to have received a collateral benefit (as such term is defined for purposes of Ontario Securities Commission Rule 61-501) and such determinations shall be disclosed in the directors' circular of Find as contemplated by paragraph (iv) of such definition of collateral benefit.

8.6 **Find's Debt**

Find covenants and agrees that, as at the Take-up Date (i) all of the proceeds from the exercise of the Find Options shall have been, or will be, utilized to repay bank debt of the Fund, (ii) all of the proceeds from the sale of the Hazlet property (being $12.5 million) shall been utilized to repay bank debt of Find, and (iii) all loans by Find to its directors, officers and employees to acquire Find Shares shall have been repaid to Find. As a result of, and giving effect to, (i), (ii) and (iii) above, Find's Debt, as at the Take-up Date, shall not exceed $62.0 million.

8.7 **Tax Matters**

(a) Find confirms and covenants that its Tax Pools immediately after the Take-up Date shall not be less than $95.0 million.

(b) Find confirms and covenants that it will provide adequate accruals for Taxes as at June 30, 2006 in its unaudited financial statements as at and for the period ended June 30, 2006, in conformity with Canadian GAAP applied on a basis consistent with that of prior years.

ARTICLE 9
COVENANTS OF SHININGBANK

9.1 Notice of Material Change

From the date hereof until the date that this Agreement is terminated, Shiningbank shall promptly notify Find in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of Shiningbank, threatened, financial or otherwise) in the business, affairs, financial condition, prospects, operations, assets, liabilities (contingent or otherwise) or capital of the Fund;

(b) any change in the factual basis for any representation or warranty set forth in Article 5, where such a change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any material fact in respect of the Fund which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

The Fund shall, in good faith, discuss with Find any change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Fund, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Find pursuant to this Section.

9.2 Indemnities

If Shiningbank acquires the Minimum Required Shares under the Offer, it will not take any action to terminate or materially adversely affect any indemnity agreements or right to indemnity in favour of past or present officers and directors of Find pursuant to the provisions of the articles, by laws or similar constating documents of Find or written indemnity agreements between Find and its past and present directors and officers (copies of which agreements being in the form provided to Shiningbank prior to the date hereof). Shiningbank hereby agrees to enter into written agreements effective as of the Take-Up Date satisfactory to Find, acting reasonably, pursuant to which Shiningbank shall agree that, for a period of six years after the Take-Up Date, Shiningbank shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Find (provided that Shiningbank may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Find with respect to claims arising from facts or events which occurred before the Take-Up Date.

9.3 Third Party Beneficiaries

The provisions of Section 9.2 are (i) intended for the benefit of all present and former directors and officers of Find and its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Find shall hold the rights and benefits of Section 9.2 in trust for and on behalf of the Third Party Beneficiaries and Find hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

ARTICLE 10
NON-SOLICITATION

10.1 **Non-Solicitation**

(a) Find shall immediately cease and cause to be terminated any and all existing discussions or negotiations or other proceedings initiated prior to the date hereof (including, without limitation, through any of its subsidiaries or affiliates or any of its or their respective officers, directors, employees, advisors, representatives and agents (collectively, the "**Representatives**") on its behalf), if any, with any parties with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with Find relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Find shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i) solicit, facilitate, initiate or encourage or take any action to solicit, facilitate, initiate or encourage (including by way of furnishing information) any inquiries or communications or the making of any proposals or offers that constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), an Acquisition Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept an Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Find and its Representatives may:

(v) enter into or participate in any negotiations or initiate any discussion with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Find or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank as set out below), may furnish to such third party information concerning Find and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the Board of Directors of Find determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after receiving the advice of its financial advisor as reflected in the minutes of a meeting of the Board of Directors of Find, would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Find than the Offer; and (3) after receiving the advice of outside counsel as reflected in minutes of a meeting of the Board of Directors of Find, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Find provides prompt notice to Shiningbank to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Shiningbank, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Find shall notify Shiningbank orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Shiningbank, within 24 hours of the receipt thereof, shall keep Shiningbank informed of the status and details of any such inquiry, offer or proposal and answer Shiningbank's reasonable questions with respect thereto;

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Find shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 10(c) and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of Find, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and Find complies with its obligations set forth in Section 10.1(c) and terminates this Agreement in accordance with Section 13.1(h) and concurrently therewith pays the amount required by Section 12.1 to Shiningbank.

(c) If Find receives a Superior Proposal, Find shall give Shiningbank, orally and in writing, at least 48 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 48 hour period, Find agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 48 hour period Find shall and shall cause its financial and legal advisors to, negotiate in good faith with Shiningbank and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Offer as would enable Find to proceed with the Offer as amended rather than

the Superior Proposal. In the event Shiningbank proposes to amend this Agreement and the Offer to provide that the Find Shareholders shall receive a value per Find Share greater than the value per Find Share provided in the Superior Proposal and so advises the Board of Directors of Find prior to the expiry of such 48 hour period, the Board of Directors of Find shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

(d) Shiningbank agrees that all information that may be provided to it by Find with respect to any Superior Proposal pursuant hereto shall be treated as if it were information as provided pursuant to the terms of the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(e) Find shall ensure that its officers, directors and employees and any financial, legal or other advisers or representatives retained by it are aware of the provisions of this Section 10.1. Find shall be responsible for any breach of this Section 10.1 by its officers, directors, employees, and any financial, legal or other advisers or representatives.

ARTICLE 11
ADDITIONAL COVENANTS

11.1 Other Filings

Shiningbank, the Fund and Find shall, as promptly as practicable hereafter, prepare and file any documents required under any Securities Laws, Corporate Laws or any other applicable law relating to the Offer and the transactions contemplated thereby. Find agrees that it shall file a material change report in respect of this Agreement as required under applicable Securities Laws. Further, Find agrees that Shiningbank shall, acting reasonably, have a right to review and comment on Find's material change report.

11.2 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable laws, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts: (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts to which Shiningbank, the Fund, Find or any other their respective subsidiaries is a party (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Find's operations); (ii) to obtain all necessary waivers, consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations, including, without limitation, under the *Competition Act* (Canada); (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents, approvals and authorizations to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties (and Find and the Find Subsidiary are expressly prohibited from doing so).

11.3 **Privacy Issues**

(a) For the purposes of this Section 11.3, the following definitions shall apply:

(i) "**Applicable Law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions and terms and conditions of any grant of approval, permission, authorities or license of any Authorized Authority by which such person is bound or having application to the transaction or event in question, including Applicable Privacy Laws.

(ii) "**Applicable Privacy Laws**" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**Authorized Authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**party**" means Shiningbank or Find, as applicable, and "**parties**" means any of them.

(v) "**Personal Information**" means information about an individual transferred to Shiningbank by Find in accordance with this Agreement and/or as a condition of the Offer.

(b) The parties hereto acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to any party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) No party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated in this Agreement.

(d) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of proceeding with the transactions contemplated in this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transactions contemplated in this Agreement.

(e) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording,

copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access such information in order to complete the transactions contemplated by this Agreement.

(g) Each party shall promptly notify the other party to this Agreement of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Authorized Authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 12
NON-COMPLETION FEES

12.1 Shiningbank Non-Completion Fee

If, at any time after the date of execution of this Agreement and prior to the termination of this Agreement, any of the following occur:

(a) the board of directors of Find: (i) fails to recommend that holders of Find Shares accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to Shiningbank or the Fund, or shall have resolved to do so prior to the Effective Time, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Shiningbank to do so, or upon an Acquisition Proposal (as hereinafter defined) being publicly announced or proposed, offered or made to Find or the holders of Find Shares (such affirmation to be made within three (3) Business Days of such request being made or such Acquisition Proposal being publicly announced, proposed, offered or made, which ever occurs first; excluding in each case above changes or failure relating to a Material Adverse Change to the Fund or a material breach or non-performance by Shiningbank or the Fund of its covenants, agreements, obligations, representations and warranties herein;

(b) the board of directors of Find shall have recommended that holders of Find Shares deposit their Find Shares under, or vote in favour of, or otherwise accept, an Acquisition Proposal prior to the termination of this Agreement;

(c) prior to expiry of the Offer, a bona fide Acquisition Proposal is publicly announced or made to all or substantially all holders of Find Shares and, at the Expiry Time, such Acquisition Proposal has not expired or been withdrawn and the Minimum Condition has not been satisfied;

(d) Find accepts, recommends, approves or enters into any agreement with any person to implement an Acquisition Proposal prior to the Expiry Time (other than a confidentiality agreement contemplated by Section 10.1(b)(v));

(e) Find is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Find or materially impedes the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Find fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Shiningbank (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Find is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Find or materially impede the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Find fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Shiningbank (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

Find shall pay to Shiningbank at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Shiningbank an amount (the "**Shiningbank Non-Completion Fee**") determined as follows:

(i) in the case of Sections 12.1(a), (b), (d), (e) or (f), the Shiningbank Non-Completion Fee shall be $12 million and shall be paid within two (2) Business Days of the occurrence of any such event; and

(ii) in the case of Section 12.1(c), the Shiningbank Non-Completion Fee shall be up to an aggregate of $12 million, of which $6 million shall be paid within two (2) Business Days of the occurrence of such event and $6 million will be payable if the Acquisition Proposal described in Section 12.1(c), an amended version of such Acquisition Proposal or another Acquisition Proposal is consummated within six months of the Expiry Time, such amount to be paid concurrently with such consummation.

On the date of the earliest event described above in this Section 12.1, Find shall be deemed to hold such sum in trust for Shiningbank. For greater certainty, the Shingingbank Non-Completion Fee shall only be required to be paid to Shiningbank once.

Each of Find and Shiningbank acknowledges that the payment amounts set out in this Section 12 are payments of liquidated damages which are a genuine pre-estimate of the damages which Shiningbank will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Find irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that, subject to Section 13, the payment of the amount required pursuant to this Section 12 is the sole monetary remedy of Shiningbank. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 13
TERMINATION, AMENDMENT AND WAIVER

13.1 Termination

Subject to Section 13.2, this Agreement may be terminated by written notice promptly given to the other parties hereto, at any time prior to the Take-up Date:

(a) by mutual written agreement of Shiningbank, Find and the Fund; or

(b) by either Shiningbank or Find, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final; or

(c) by Shiningbank, if the conditions to making the Offer in Section 2.1(g) are not satisfied or waived prior to the time specified therein, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d) by Find, if Shiningbank has not mailed the Offer Documents to holders of Find Shares prior to the time and date provided in Section 2.1(a), or such later date as Find may agree to; or

(e) by Find, if Shiningbank has not taken up and paid for the Find Shares deposited under the Offer on or before the Outside Date; or

(f) by either Shiningbank or Find, if the Offer terminates or expires at the Expiry Time without Shiningbank taking up and paying for any of the Find Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement; or

(g) by Shiningbank, if the Shiningbank Non-Completion Fee becomes payable; or

(h) by Find, if the Shiningbank Non-Completion Fee becomes payable and payment thereof is made to Shiningbank, provided however, that in the case of Section 12.1(c), Find shall be entitled to terminate this Agreement if at the Expiry Time the subject Acquisition Proposal has not expired or been withdrawn and Find shall have paid $6 million of the Shiningbank Non-Completion Fee to Shiningbank; or

(i) by Shiningbank if a Material Adverse Change in respect of Find shall have occurred; or

(j) by Find if a Material Adverse Change in respect of the Fund shall have occurred; or

(k) by Find if Shiningbank or the Fund is in breach of any of their respective representations or warranties contained in this Agreement (without reference to any qualification as to materiality in such representation and warranty) or any covenant contained in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of the Fund or materially impede the completion of the Offer or the other transactions contemplated hereby in connection herewith, and Shiningbank fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Find (except that

no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

13.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 13.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Shiningbank, the Fund or Find hereunder except for the provisions of Sections 12.1, 14.4 and this Section 13.2 (provided that, in the case of Section 12.1, the right of payment (in the case of Section 12.1(c) being the public announcement, offering or making of such Acquisition Proposal) occurred prior to termination of this Agreement), which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any party from liability for any breach of this Agreement accruing prior to termination.

13.3 Amendment

This Agreement may be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

13.4 Waiver

Either of Shiningbank, the Fund or Find may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 14
GENERAL PROVISIONS

14.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or sent by prepaid courier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a) if to Shiningbank or to the Fund:

1400, 111 – 5th Avenue S.W.
Calgary, Alberta
T2P 3Y6

Attention: Bruce K. Gibson
Vice President, Finance and Chief Financial Officer of Shiningbank
Facsimile No.: (403) 268-7499

with a copy to:

Gowling Lafleur Henderson LLP
1400, 700 – 2nd Street S.W.
Calgary, Alberta

T2P 4V5

Attention: Kurtis T. Kulman
Facsimile No.: (403) 263-9193

(b) if to Find:

2800, 144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

Attention: William T. Davis
President and Chief Executive Officer
Facsimile No.: (403) 232-4824

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Allan Twa
Facsimile No.: (403) 260-0330

14.2 Miscellaneous

This Agreement: (i) except for the Confidentiality Agreements, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof including, without limitation, the Letter Agreement; and (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

14.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party. Shiningbank may assign all and not less than all of its rights or obligations under this Agreement to a direct or indirect wholly-owned subsidiary of Shiningbank or the Fund or an affiliate of Shiningbank or the Fund, provided that if such assignment takes place, Shiningbank shall continue to be liable to Find for any default in performance by the assignee.

14.4 Expenses

Except as provided in Section 12.1, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Offer is consummated.

14.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.6 Counterpart and Facsimile Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument and all such counterparts, when taken together, shall constitute one agreement. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto.

14.7 General Limitation of Liability and Indemnification

The parties hereto acknowledge that the obligations of the Fund hereunder shall not be personally binding upon the trustee of the Fund, the administrator of the Fund or any of the unitholders of the Fund such that any recourse against the Fund or its trustee or administrator or any unitholder of the Fund in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of the "Trust Fund" (as defined in the Tenth Supplemental Trust Indenture dated as of September 6, 2005, as amended or restated from time to time, relating to the Fund).

IN WITNESS WHEREOF, Shiningbank, the Fund and Find have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SHININGBANK ENERGY LTD.

Per: /signed/ "*David M. Fitzpatrick*"

Per: /signed/ "*Bruce K. Gibson*"

SHININGBANK ENERGY INCOME FUND by its Administrator, SHININGBANK ENERGY LTD.

Per: /signed/ "*David M. Fitzpatrick*"

Per: /signed/ "*Bruce K. Gibson*"

FIND ENERGY LTD.

Per: /signed/ "*William T. Davis*"

Per: /signed/ "*Jeffrey P. Jongmans*"

SCHEDULE A

CONDITIONS TO THE OFFER

Capitalized terms used in this **Schedule A** have the meanings set forth in the attached Pre-Acquisition Agreement dated July 13, 2006 (the "**Agreement**") among Shiningbank, the Fund and Find, except that the term "Offeror" shall be deemed to refer to Shiningbank.

Notwithstanding any other provision of the Offer, but subject to the provisions of the Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Find Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer, and not withdrawn, at least 66⅔% of the outstanding Find Shares (calculated on a diluted basis) other than Find Shares held by persons whose Find Shares may not be included as part of the minority approval of a Second Stage Transaction;

(b) all government and regulatory approvals, orders, rulings, exemptions, consents and statutory pre-notifications obligations (including, without limitation, those of any stock exchanges or other securities or regulatory authorities, including pursuant to the *Competition Act* (Canada)) which in the sole judgment of the Offeror, acting reasonably, are necessary shall have been obtained, as applicable on terms and conditions satisfactory to the Offeror in its sole judgment, acting reasonably, and such approvals, orders, rulings, exemptions and consents shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Find, the Fund, the Offeror, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transaction and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which any of the Fund, the Offeror or its subsidiaries or Find carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror, acting reasonably:

  (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Find Shares or the right of the Offeror to own or exercise full rights of ownership of the Find Shares or the ability of the Offeror to complete a Second Stage Transaction;

(ii) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Find or would have a Material Adverse Effect on the Fund or on the Offeror or any of the Offeror's subsidiaries or the Offeror's ability to complete the Offer or to effect a Second Stage Transaction, as determined by the Offeror in its sole judgment, acting reasonably; or

(iii) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving the Offeror, the Fund and/or an affiliate of the Offeror and Find and/or the holders of Find Shares for the purposes of Find becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting a Second Stage Transaction;

(d) the Offeror shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Find Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Find Shares not acquired under the Offer;

(e) the Offeror shall have determined, in its sole judgment, acting reasonably, that (i) Find shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Agreement, and (ii) all representations and warranties of Find contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date, provided that Find has been given notice of and three (3) Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) the Offeror shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Find shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to the Offeror in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Find shall have occurred;

(g) the Offeror shall have determined in its sole judgment, acting reasonably, that Find has not taken any action, nor proposed to take any action or has not disclosed any previously undisclosed action taken by it, that could reasonably be expected to have a Material Adverse Effect on Find or that might make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Find Shares deposited under the Offer or completing a Second Stage Transaction;

(h) the Agreement shall not have been terminated or the Offeror shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of the Offeror to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Find or to the value of the Find Shares to the Offeror;

(i) the Offeror shall in its sole judgement, acting reasonably, be satisfied that all outstanding Find Options, and all other rights to acquire any Find Shares, if any, shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt

with on a basis acceptable to the Offeror, acting reasonably, prior to the Offeror taking-up any Find Shares pursuant to the Offer;

(j) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Find with any securities commission or similar regulatory authority in any of the provinces or territories of Canada or in the United States, including, without limitation, an annual information form, financial statements, material change report or information circular or in any document so filed or released by Find to the public; and

(k) each of the directors and officers of Find (other than those agreed to by the Offeror) shall have provided their resignations from their positions with Find (in the case of directors, in a manner that allows for the orderly replacement of directors) together with mutual releases in favour of Find, the Offeror and the Fund and such directors and officers, effective on the Take-up Date, each in form and substance and on such terms as are satisfactory to the Offeror.

SCHEDULE B

FORM OF PRE-TENDER AGREEMENT

July _____, 2006

CONFIDENTIAL

____
(Please print full name)

____
(Please print full address, including postal code)

Dear Sirs:

Re: Find Energy Ltd.

We understand that you (the "**Shareholder**") are the beneficial owner of, or exercise control or direction over, the number of common shares (collectively or individually, "**Find Shares**") of Find Energy Ltd. ("**Find**") and hold options ("**Options**") to purchase Find Shares, each as set forth on the signature page hereof.

Pursuant to a Pre-Acquisition Agreement dated July 13, 2006 (the "**Agreement**") among Find, Shiningbank Energy Ltd. ("**Shiningbank**") and Shiningbank Energy Income Fund (the "**Fund**"), Shiningbank proposes to make an offer, by itself or through its affiliates, to acquire all of the issued and outstanding Find Shares (the "**Transaction**") on a fully diluted basis by way of a take-over bid (the "**Offer**").

In consideration for Shiningbank entering into the Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties covenant and agree as follows:

1. The Transaction

1.1 Pursuant to the Transaction and the Offer, Shiningbank will acquire all the issued and outstanding common shares (collectively, "**Find Shares**") on the basis of 0.465 of a trust unit of the Fund for every one (1) Find Share.

1.2 Notwithstanding the foregoing, the completion of the Offer is subject to various conditions as set forth in the Agreement, which conditions are for the exclusive benefit of Shiningbank and/or Find, which Shiningbank and/or Find has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Agreement and this agreement and their respective obligations to complete the Offer.

2. Agreement to Tender

2.1 Subject to the terms and conditions hereof, the Shareholder hereby irrevocably agrees to deposit, or cause to be deposited under the Offer (and to provide evidence thereof to Shiningbank on or before 6 days prior to expiry of the Offer), all of the Find Shares that the Shareholder beneficially owns or over which it exercises control or direction (the "**Presently Held Securities**") and prior to expiry of the Offer

any additional Find Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over (including any such Find Shares issued on exercise of any Options) (the "**After Acquired Securities**") (the Presently Held Securities and the After Acquired Securities, collectively, the "Subject Securities"), and, notwithstanding any rights granted to the Shareholder under applicable securities legislation or the terms of the Offer, further irrevocably agrees that thereafter the Shareholder shall not withdraw any of the Subject Securities deposited by the Shareholder under the Offer unless this agreement is terminated pursuant to the terms hereof.

3. Obligation to Purchase the Subject Securities

3.1 Upon the terms and subject to the conditions of this agreement, the Acquisition Agreement and the Offer, Shiningbank will accept for payment, and will take up and pay for, all Find Shares deposited and not withdrawn under the Offer within the time period prescribed by applicable securities laws and the Acquisition Agreement.

4. Representation, Warranties and Covenants of the Shareholder

4.1 The Shareholder represents and warrants to Shiningbank, and acknowledges that Shiningbank is relying upon such representations and warranties in entering into this agreement that:

(a) the Shareholder has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b) assuming the due execution and delivery of this agreement by Shiningbank, this agreement is a legal, valid and binding obligation of the Shareholder enforceable by Shiningbank against the Shareholder in accordance with its terms subject to the limitation that the enforceability of any waiver of statutory rights may be limited by applicable law, and the consummation by the Shareholder of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound;

(c) the Shareholder is the beneficial owner of, or exercises control or direction over, the Presently Held Securities and owns the Presently Held Securities for its own benefit and not for the benefit of any other person, and not as nominee, agent or other representative of any other person, and will, upon deposit of same under the Offer, hold such securities free and clear of all liens, charges, encumbrances, security interests and other rights of others whatsoever and the Shareholder has, or in the case of the After Acquired Securities will have, good and sufficient power, authority and right to transfer or cause to be transferred the legal and beneficial title to the Subject Securities to Shiningbank with good and marketable title thereto; and

(d) the Presently Held Securities represent all of the Find Shares beneficially owned or over which the Shareholder exercises control or direction and the Shareholder does not hold any other rights to acquire any Find Shares, other than the Options.

The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the Transaction.

4.2 The Shareholder covenants and agrees with Shiningbank that the Shareholder will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly:

(a) solicit, initiate, invite, encourage or continue any inquiries or proposals from, or negotiations with, any person, company or other entity (other than Shiningbank) relating to the purchase of Find Shares or any other securities of Find or its subsidiaries, any amalgamation, merger or other form of business combination involving Find or any of its subsidiaries, any sale, lease, exchange or transfer of any material assets of Find or any of its subsidiaries, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of or other business combination or other transaction involving Find or any of its subsidiaries with any person other than Shiningbank or any of its affiliates (a **"Proposed Transaction"**);

(b) enter into any agreement, discussions or negotiations with any person, company or other entity other than Shiningbank or any of its affiliates with respect to a Proposed Transaction or a potential Proposed Transaction;

(c) furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Find or any of its subsidiaries to any person, company or other entity other than Shiningbank and its representatives, other than as disclosed prior to the date hereof; or

(d) take any action that might reasonably be expected to reduce the likelihood of success of the Offer,

provided that if the Shareholder is a director of Find, the foregoing provisions of this Section 4.2 shall not restrict the Shareholder from discharging his or her fiduciary duties to Find, and their duties as provided in the Agreement.

4.3 The Shareholder covenants and agrees with Shiningbank that so long as the Shareholder is required to deposit the Subject Securities to the Offer hereunder, that:

(a) it will notify Shiningbank promptly if any such discussions or negotiations are sought or if any proposal in respect of a Proposed Transaction is received, being considered or indicated to be forthcoming;

(b) except as contemplated herein, it shall not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in any of the Subject Securities;

(c) it shall not exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Offer;

(d) it shall exercise all voting rights attached to the Subject Securities to vote against any resolution to be considered by the securityholders of Find that, if approved, could reasonably be considered to reduce the likelihood of success of the Offer;

(e) it shall exercise all voting rights attached to the Subject Securities owned or controlled by the Shareholder and use its reasonable best efforts to cause Find and its subsidiaries to carry on their respective businesses in the regular and ordinary course consistent with past practice;

(f) in connection with the completion of the Offer, if the Shareholder is a director or officer of Find, it will, if requested by Shiningbank, resign his or her position as a director and/or officer of Find effective at such time as may be requested by Shiningbank (provided such time is not prior to the time of the first take-up and acquisition by Shiningbank of Find Shares under the Offer – the "**Take-Up Date**") and provide a mutually acceptable release in favour of Shiningbank, the Fund and Find and will use its reasonable best efforts to enable Shiningbank to elect or appoint all of the directors of Find and to effect an orderly transition of management and control of Find at the time and in the manner requested by Shiningbank;

(g) in the event that it holds or exercises control or direction over any Options, it will either exercise such Options and tender the Find Shares received on exercise under the Offer in accordance with Section 2.1 hereof, or it agrees that all such Options shall terminate immediately prior to the Take-Up Date; and

(h) it shall use its reasonable best efforts to cause Find to perform its obligations under the Agreement, to the extent such is within its power.

5. Representations and Warranties of Shiningbank

5.1 Shiningbank represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:

(a) it has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b) the execution and delivery of this agreement by Shiningbank and the consummation by Shiningbank of the transactions contemplated by this agreement have been duly authorized by the board of directors of Shiningbank and no other corporate proceedings on the part of Shiningbank are necessary to authorize this agreement and the transactions contemplated hereby;

(c) upon the due execution and delivery of this agreement by the Shareholder, this agreement is a legal, valid and binding obligation of Shiningbank enforceable by the Shareholder against Shiningbank in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(d) the execution and delivery by Shiningbank of this agreement and the performance by Shiningbank of its obligations hereunder will not result in a violation or breach of any provision of:

(i) Shiningbank's constating documents; or

(ii) any law, regulation, order, judgment or decrees; and

other than in connection with or in compliance with the provisions of applicable securities laws, corporate laws or of the *Competition Act* (Canada), no authorization, consent or approval of, or filing with, any public body or court of authority is necessary for the fulfillment by Shiningbank of its obligations under this agreement.

The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the Offer.

6. Termination

6.1 The obligations hereunder of the Shareholder shall terminate at the option of the Shareholder upon written notice given by the Shareholder to Shiningbank:

(a) if the Agreement is terminated in accordance with its terms, other than as a result of a breach of this agreement by the Shareholder; or

(b) if the first Take-up Date has not occurred on or before October 20, 2006.

6.2 The obligations hereunder of Shiningbank shall terminate at the option of Shiningbank upon written notice given by Shiningbank to the Shareholder:

(a) if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein are not true and correct in a material respect; or

(b) if the Agreement is terminated in accordance with its terms.

6.3 In the event of the termination of this agreement as provided in sections 6.1 and 6.2 above, this agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement.

7. Regulatory Approvals

7.1 The Shareholder covenants that the Shareholder shall, acting reasonably, at Shiningbank's or Find's cost, co-operate with Shiningbank in obtaining all governmental and regulatory approvals required to permit Shiningbank or the Fund to complete the Offer in accordance with its terms and to acquire Find Shares thereunder, as contemplated in the Agreement.

8. Public Disclosure

8.1 The Shareholder agrees not to make any public disclosure or announcement of or pertaining to this agreement, the Agreement or the Offer nor to disclose that any discussions or negotiations are taking place in connection therewith without the prior written consent of Shiningbank except as required by law.

9. Amendments and Assignment

9.1 This agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this agreement may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

10. Time

10.1 Time shall be of the essence of this agreement.

11. Survival

11.1 The representations, warranties and covenants of the Shareholder and of Shiningbank herein shall survive the completion of the Offer and the acquisition of the Subject Securities by Shiningbank.

12. Successors and Assigns

12.1 This agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholder, Shiningbank and their respective successors and permitted assigns.

13. Notice

13.1 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a) in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b) in the case of Shiningbank, to Suite 1400, 111 – 5th Avenue S.W., Calgary, Alberta T2P 3Y6, Attention: Bruce K. Gibson, facsimile: (403) 268-7499.

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.

14. General

14.1 All references to Find Shares herein shall include any shares into which the Find Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Find and the price per share referred to herein shall be amended accordingly.

14.2 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.

14.3 This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

14.4 Shiningbank and the Shareholder agree to pay their own respective expenses incurred in connection with this agreement and the transactions contemplated hereby.

14.5 Shiningbank may assign all and not less than all of its rights or obligations under this Agreement to a direct or indirect wholly-owned subsidiary of Shiningbank or the Fund or an affiliate of Shiningbank or the Fund, provided that if such assignment takes place, Shiningbank shall continue to be liable to the Shareholder for any default in performance by the assignee.

15. Acceptance

15.1 **If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Shiningbank at the address specified in Section 13.1(b). This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.**

Yours very truly,

SHININGBANK ENERGY LTD.

Per: ______________________________

In consideration of your entering into of the Letter Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this ____ day of July, 2006.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

____
(Number of Find Shares beneficially held or controlled)

____
(Number of Options Held)

SCHEDULE C

JOINT PRESS RELEASE

July 13, 2006

TSX: SHN.UN
TSX: FE

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY INCOME FUND TO ACQUIRE FIND ENERGY LTD.

Calgary, Alberta - Shiningbank Energy Income Fund ("Shiningbank") and Find Energy Ltd. ("Find") are pleased to announce that they have entered into an agreement whereby Shiningbank will offer to acquire, by way of a take-over bid, all of the issued and outstanding common shares of Find (the "Offer") in exchange for Trust Units of Shiningbank. Pursuant to the Offer, shareholders of Find will receive 0.465 of a Trust Unit of Shiningbank for each common share of Find. Based on the recent closing prices of the Trust Units of Shiningbank and the common shares of Find, the Offer represents a 18.3% premium to the shareholders of Find. The total value of the Offer is approximately $443 million, including approximately $62 million of assumed net debt.

"This transaction fits with Shiningbank's strategy of focusing on long-life natural gas assets with substantial multi-zone development potential", said David Fitzpatrick, President and CEO of Shiningbank. "As a result of the transaction, Shiningbank will add approximately 4,900 boe/d of production comprised of approximately 3,800 boe/d of natural gas production primarily concentrated in the Pembina area of west-central Alberta, adjacent to Shiningbank's O'Chiese property, with an attractive portfolio of drilling opportunities. This will increase Shiningbank's total production by 22% to approximately 27,000 boe/d. The transaction is expected to be accretive to Shiningbank on all key financial measures."

William T. Davis, President and CEO of Find, added "the transaction represents an excellent opportunity to create value for Find shareholders. Find shareholders will hold units in Shiningbank, a natural gas weighted energy trust which, based on today's closing price for the Trust Units, will have a market capitalization of approximately $1.9 billion upon completion of the transaction."

Impact of the Transaction on Shiningbank

Shiningbank will acquire an attractive suite of long-life, liquids-rich natural gas-focused properties in the Pembina area of West Central Alberta, many of which are adjacent to or overlap with Shiningbank's existing properties. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is approximately 4,900 boe/d, approximately 77% of which is natural gas. The addition of the Find properties including the Pembina and Whitecourt areas is a logical extension of Shiningbank's existing west-central Alberta natural gas-focused operations including the core areas of Ferrier/O'Chiese and Whitecourt. Significant undeveloped acreage in the Pembina area will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Transaction highlights:

- The transaction is expected to be accretive to Shiningbank's cash flow, net asset value and production on a per unit basis;
- The transaction results in the addition of approximately 4,900 boe/d of low operating cost production to Shiningbank. Shiningbank maintains an overall natural gas weighting of approximately 77% and improves overall unit operating costs;
- Potential to increase production from the Find properties to over 6,000 boe/d over the next year through tie-in of completed wells;
- Operating costs on the Find properties are lower than Shiningbank's average costs and averaged $6.09/boe in first quarter 2006;
- Company Interest Proved plus Probable reserves to be acquired by Shiningbank are estimated at 16.0 million barrels of oil equivalent (71% natural gas), effective March 31, 2006, which reserves estimates are based on the March 31, 2006 reserve evaluation prepared by GLJ Petroleum Consultants Ltd., an independent engineering firm;
- Approximately 74% of the acquired proved plus probable reserves are proved producing reserves as of June 30, 2006;
- The proved plus probable reserve life index of the acquired properties is approximately 8.9 years; and
- Shiningbank will also add approximately 165,000 net acres of undeveloped land valued at approximately $28.7 million, increasing Shiningbank's current undeveloped land position by approximately 40%.

Based on a total acquisition cost of approximately $443 million, including the assumption of $62 million in debt and working capital deficiency, the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics (using March 31, 2006 reserves) of $25.87/boe of proved plus probable reserves (net of the value of undeveloped land);
- Production acquisition cost of $84,460/boe/d based on 4,900 boe/d (net of the value of undeveloped land); and
- Cash flow multiple of 6.2 times (assuming 2006 strip prices of C$6.55/mcf AECO natural gas and US$75.91/bbl WTI).

Impact of the Transaction on Find

Pursuant to the Offer, shareholders of Find will receive trust units of Shiningbank which will allow them to continue to participate both in the existing production base built by Find and in the opportunities currently available to Shiningbank.

Find believes that the transaction will enhance value for its shareholders through equity participation in one of the premier natural gas weighted trusts in the oil and gas royalty trust sector. This will provide a

larger and more diverse base of asset exposure which will deliver an attractive stream of cash distributions.

Offer

The Offer will be subject to certain conditions, including the deposit of not less than 66⅔% of the outstanding shares of Find (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions. In addition, Find has agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Find and Shiningbank has reserved the right to match any competing proposals. Under certain circumstances, Find has agreed to pay a non-completion fee of $12 million to Shiningbank. A take-over bid circular detailing the Offer is anticipated to be mailed to shareholders of Find by July 31, 2006, with closing anticipated in early September.

The Offer has the unanimous support of the Board of Directors of both Shiningbank and Find. FirstEnergy Capital Corp. has provided Find's Board of Directors with its opinion that the consideration to be received by shareholders of Find pursuant to the Offer is fair, from a financial point of view, to shareholders of Find. The Board of Directors of Find has concluded that the Offer is in the best interests of its shareholders and is unanimously recommending that shareholders of Find tender their shares to the Offer.

Holders representing 12.3 million common shares or 31.6% of the outstanding shares (on a fully diluted basis) of Find, including all directors and officers and certain insiders of Find, have entered into lock-up agreements with Shiningbank whereby they have agreed to tender their shares of Find to the Offer, subject to certain exceptions.

CIBC World Markets Inc. and National Bank Financial Inc. are acting as financial advisors to Shiningbank in connection with the transaction. FirstEnergy Capital Corp. is acting as financial advisor to Find.

Conference Call

A joint conference call is planned to discuss this transaction in more detail on July 14, 2006 at 9:00 a.m. MDT (11:00 a.m./p.m. EDT). Callers may dial 1-800-731-1404 toll free to participate in the call. A taped recording will be available until July 28, 2006 by dialling 1-800-558-5253 toll free or 1-416-626-4100 and entering the passcode 21299552#.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%. Shiningbank is listed on the Toronto Stock Exchange under the symbol "SHN.UN".

Find Energy Ltd. is an Alberta-based oil and natural gas company engaged in the exploration for and the acquisition, development and production of, oil and natural gas in the Western Canadian Sedimentary basin. Find is listed on the Toronto Stock Exchange under the symbol "FE".

The term "boe" may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This news release contains forward-looking statements relating to future events, including management's assessment of future plans and operations, reserve and production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells and capital expenditures and the timing thereof. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in Shiningbank's MD&A and in the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act.

For further information please contact:

Shiningbank Energy Ltd.
David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@Shiningbank.com
Website: www.shiningbank.com

Find Energy Ltd.
William T. Davis, President and C.E.O.
Jeffrey P. Jongmans, Vice President, Finance and C.F.O.
Telephone: (403) 232-4800
Website: www.findenergy.ca

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES